AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996


                                                      REGISTRATION NO. 333-04391

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                            DOLLAR TREE STORES, INC.
             (Exact name of registrant as specified in its charter)

                     VIRGINIA                                           54-1387365
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                           Identification No.)

                              -------------------

               2555 ELLSMERE AVENUE                                   H. RAY COMPTON
              NORFOLK COMMERCE PARK                              DOLLAR TREE STORES, INC.
             NORFOLK, VIRGINIA 23513                               2555 ELLSMERE AVENUE
                  (804) 857-4600                                  NORFOLK COMMERCE PARK
         (Address and telephone number of                        NORFOLK, VIRGINIA 23513
    registrant's principal executive offices)                         (804) 857-4600
                                                           (Name, address and telephone number
                                                                  of agent for service)

                              -------------------
                                   COPIES TO:

    RICHARD D. TRUESDELL, JR.              WILLIAM A. OLD, JR.                  PATRICK J. RONDEAU
      DAVIS POLK & WARDWELL           HOFHEIMER, NUSBAUM, MCPHAUL &               BRENT B. SILER
       450 LEXINGTON AVENUE                      SAMUELS,                         HALE AND DORR
     NEW YORK, NEW YORK 10017           A PROFESSIONAL CORPORATION               60 STATE STREET
          (212) 450-4000                   1700 DOMINION TOWER             BOSTON, MASSACHUSETTS 02109
                                            NORFOLK, VIRGINIA                     (617) 526-6000
                                              (804) 622-3366

                              -------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                              -------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _______

    If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                                3,250,000 SHARES


                         [LOGO]   DOLLAR TREE STORES, INC.

                                  COMMON STOCK

    Of the 3,250,000 shares of Common Stock offered hereby, 750,000 are being sold by the Company and 2,500,000 are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "DLTR." On May 22, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market was $38.00 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   Price         Underwriting       Proceeds to     Proceeds to Selling
                                 to Public       Discount (1)       Company (2)         Shareholders
Per Share..................          $                 $                 $                   $
Total (3)..................          $                 $                 $                   $

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $500,000, which will be payable by the Company.

(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 487,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $         , the Underwriting Discount will
    total $         and the Proceeds to Selling Shareholders will total
    $         . See "Principal and Selling Shareholders" and "Underwriting."

    The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against
payment therefor at the office of Montgomery Securities on or about       ,
1996.

                              -------------------
MONTGOMERY SECURITIES
                              GOLDMAN, SACHS & CO.
                                                               SMITH BARNEY INC.

                                     , 1996



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                        [MAP OF DOLLAR TREE STORES, INC.,
                     DISTRIBUTION CENTERS AND AREA LOCATIONS]

                           [(AS OF MARCH 31, 1996)]






    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere in this Prospectus or incorporated by reference herein, which should be read in its entirety. Unless otherwise indicated, all information in this Prospectus (i) gives effect to a 3 for 2 split of the Company's Common Stock effected by means of a 50% share dividend paid on April 19, 1996 to the shareholders of record as of April 5, 1996 and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." As used in this Prospectus, references to a "fiscal" year refer to the Company's fiscal year ended January 31 of the following year.

                                  THE COMPANY

    Dollar Tree Stores, Inc. ("Dollar Tree" or the "Company") is the leading operator of discount variety stores offering merchandise at the $1.00 price point. The Company's stores, which are designed to be the modern day equivalent of the traditional variety store, offer a wide assortment of quality everyday general merchandise in many traditional variety store categories, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items. As of March 31, 1996, the Company operated 660 stores principally in strip centers and malls in 26 states in the Southeastern, Mid-Atlantic, Midwestern, Southcentral and Northeastern United States, including 136 Dollar Bills stores added in January 1996. See "--Dollar Bills Acquisition."

    Dollar Tree has increased its net sales and operating income in each year since its inception in 1986. During the past five years, the Company has grown significantly, with the number of stores increasing from 141 at the close of fiscal 1990 to 500 at December 31, 1995. The Company's net sales increased from $71.1 million in fiscal 1991 to $300.2 million in calendar 1995, a compound annual growth rate of 43.4%. In addition, operating income increased from $5.2 million in fiscal 1991 to $36.7 million in calendar 1995, a compound annual growth rate of 62.9%. The Company's net sales increased 74.5% from $48.7 million to $85.0 million, and operating income increased 197.1% from $0.9 million to $2.6 million from the three months ended March 31, 1995 to the three months ended March 31, 1996. The results of operations for the three months ended March 31, 1996 include two months of operations of 136 Dollar Bills stores added in January 1996.

    Dollar Tree believes that its ability to operate successfully in major metropolitan areas, mid-sized cities and small towns, in both strip center and mall based locations, its ability to concentrate multiple stores in a single market and its attractive store level economics provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's expansion plan is to increase its presence in its existing markets and to selectively enter new markets. Dollar Tree opened 74 new stores in 1993, 82 new stores in 1994 and 94 new stores in 1995. The Company anticipates expanding by approximately 90 to 100 stores in 1996 (24 of which had been added as of March 31, 1996), in addition to 136 Dollar Bills stores added in January 1996, and by approximately 140 stores in 1997. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Target and Kmart, whose target customers management believes are similar to those of Dollar Tree. In calendar 1995, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $152,000, while the average new store (i.e., a store for which 1995 was its first full year of operations) had net sales of approximately $634,000. The Company's Dollar Tree stores have historically been profitable within the first full year of operation, with an average store level operating income of approximately $147,000 (approximately 23% of sales) for stores whose first full year of operation was 1995. The operating performance of the Company's Dollar Tree stores has been very consistent, with over 90% of its stores having store level operating income margins in excess of 15% in calendar 1995.

    Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods (such as Christmas and Easter goods) and, to a limited extent, selected closeout merchandise. The wide variety and freshness of merchandise and the $1.00 price point create excitement for customers, which management believes results in "impulse" purchases and encourages consumers to make return visits to the store.

    Dollar Tree's three executive officers each have between 17 and 27 years of experience in the retail industry and have worked together for the past 17 years. In addition to their experience with Dollar Tree, they helped to manage the profitable growth of K&K Toys, Incorporated ("K&K Toys") from one toy store to a 136 store, mall based toy retailer. K&K Toys was profitable in every year of operation from 1970 until its sale in 1991.

    Dollar Tree believes that, given the Company's pricing structure, maintaining sufficient gross margins and tight control over store expenses, corporate expenses and inventories is critical to its success. From fiscal 1991 to calendar 1995, Dollar Tree increased its gross profit margin from 34.7% to 37.5% and increased its operating income margin from 7.3% to 12.2%. Dollar Tree's gross profit margin increased from 33.8% to 34.2%, and its operating income margin increased from 1.8% to 3.0%, from the three months ended March 31, 1995 to the three months ended March 31, 1996. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years.

                            DOLLAR BILLS ACQUISITION

    On January 31, 1996, the Company acquired all of the stock of Dollar Bills, Inc. ("Dollar Bills"). At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$. In addition, Dollar Bills operated a distribution center in the Chicago area and a wholesale division. The Company plans to continue operating the Dollar Bills stores, distribution center and wholesale division. The Company paid approximately $54.6 million for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. See "Business--Legal Proceedings" for a description of certain litigation arising out of the Dollar Bills acquisition.

    On a pro forma basis after giving effect to the acquisition, the Company had $404.1 million in net sales, $140.2 million in gross profit and $44.0 million in operating income for the year ended December 31, 1995 and had $91.5 million in net sales, $30.9 million in gross profit and $2.1 million in operating income for the three months ended March 31, 1996. Pro forma results give effect to certain adjustments, before any nonrecurring charges or credits, and do not purport to be indicative of the results that would have occurred had the transaction taken place at the beginning of the period or of future results.

    Management believes that the Dollar Bills acquisition broadens the Company's base in terms of geographic coverage, merchandise categories and market share, while taking advantage of the Company's existing infrastructure. Most Dollar Bills stores are located in different retail markets from existing Dollar Tree stores, resulting in little competition for sales. The business combination also adds a modern 250,000 square foot distribution center in the Chicago area, which has been in operation for two years.

                              -------------------

    The Company was incorporated under the laws of Virginia in 1986 as Only One Dollar, Inc. and changed its name to Dollar Tree Stores, Inc. on December 14, 1993. The Company's principal executive and administrative offices are located at 2555 Ellsmere Avenue, Norfolk Commerce Park, Norfolk, Virginia 23513, and the Company's telephone number is (804) 857-4600. References to the Company and Dollar Tree include the Company's wholly-owned subsidiaries.

                                  THE OFFERING

Common Stock offered by the Company......................  750,000 shares

Common Stock offered by the Selling Shareholders.........  2,500,000 shares

Common Stock to be outstanding after the offering........  25,806,346 shares(1)

Use of Proceeds..........................................  Repayment of indebtedness, including notes payable to
                                                           affiliates.

Nasdaq National Market symbol............................  DLTR

- ------------

(1) Based on shares outstanding at May 22, 1996. Does not include up to 3,366,654 shares of Common Stock issuable upon the exercise of (i) options to purchase 884,476 shares of Common Stock and (ii) warrants to purchase 2,482,178 shares of Common Stock outstanding at such date.

            SUMMARY FINANCIAL INFORMATION AND CERTAIN OPERATING DATA
  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA AND SALES PER SQUARE FOOT DATA)

                                                                                                   THREE MONTHS ENDED MARCH 31,
                                                          YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------------   -----------------------------
                             FISCAL YEAR                                               PRO FORMA                       PRO FORMA
                               1991(1)     1992(1)      1993       1994       1995      1995(2)     1995      1996      1996(2)
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
INCOME STATEMENT DATA:
Net sales..................    $71,068     $120,542   $167,753   $231,601   $300,229   $404,079    $48,733   $84,975    $91,457
Gross profit...............     24,655       44,108     61,435     86,120    112,677    140,176     16,458    29,070     30,873
Selling, general and
 administrative expenses:
 Operating expenses........     18,114       29,546     39,559     54,993     70,504     87,529     14,418    24,288     26,268
 Depreciation and
amortization...............      1,323        2,075      3,054      4,186      5,468      8,615      1,175     2,212      2,475
 Recapitalization
expenses(3)................     --            --         4,387      --         --         --         --        --         --
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
    Total..................     19,437       31,621     47,000     59,179     75,972     96,144     15,593    26,500     28,743
Operating income...........      5,218       12,487     14,435     26,941     36,705     44,032        865     2,570      2,130
Net income.................                                      $ 12,114   $ 20,963   $ 22,791    $   249   $   923    $   423
                                                                 --------   --------   ---------   -------   -------   ---------
                                                                 --------   --------   ---------   -------   -------   ---------
Net income per share(4)....                                      $   0.44   $   0.76   $   0.83    $  0.01   $  0.03    $  0.02
                                                                 --------   --------   ---------   -------   -------   ---------
                                                                 --------   --------   ---------   -------   -------   ---------
Pro forma net income(5)....    $ 2,337     $  6,854   $  7,608
                             -----------   --------   --------
                             -----------   --------   --------
Pro forma net income per
share(6)...................    $  0.09     $   0.25   $   0.28
                             -----------   --------   --------
                             -----------   --------   --------
Weighted average number of
 common shares and common
 share equivalents
 outstanding, in thousands
(4 and 6)..................     27,262       27,262     27,262     27,262     27,589     27,589     27,306    27,795     27,795
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
SELECTED OPERATING DATA:
Number of stores open at
 end of period(7):
 Mall......................        141          145        145        154        173        174        155       179        179
 Strip center(8)...........         45          111        183        255        327        462        269       481        481
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
    Total..................        186          256        328        409        500        636        424       660        660
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
                             -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Net sales growth...........       36.1%        72.7%      39.2%      38.1%      29.6%      23.4 %     34.7%     74.5%      32.1%
Comparable store net sales
increase(9)................        2.7%        24.1%       6.9%       9.1%       7.3%       4.1 %      6.8%     11.8%       7.5%
Average net sales per
store(10)..................    $   414     $    520   $    555   $    606   $    649   $    691    $   117   $   135    $   141
Average net sales per square foot(10):
 Mall......................    $   175     $    214   $    224   $    241   $    246   $    241    $    43   $    49    $    49
 Strip center(8)...........    $   185     $    201   $    188   $    197   $    209   $    200    $    38   $    43    $    41
 All stores................    $   177     $    210   $    206   $    214   $    221   $    210    $    40   $    45    $    43

                                                                                                           AS OF
                                                                                                      MARCH 31, 1996
                                                                                                 -------------------------
                                                                                                 ACTUAL    AS ADJUSTED(11)
                                                                                                 -------   ---------------
BALANCE SHEET DATA:
Working capital...............................................................................   $30,221       $30,221
Total assets..................................................................................   173,570       173,570
Total debt....................................................................................    86,208        59,633
Shareholders' equity..........................................................................    41,258        67,833

- ------------
 (1) In September 1993, the Company changed its fiscal year end from January 31 to December 31. Accordingly, the results of operations for calendar 1992 and fiscal 1991 both include results of operations for the month of January 1992.

 (2) The unaudited pro forma income statement data for the year ended December 31, 1995 and for the three months ended March 31, 1996 combine the historical results of the Company with the historical results of Dollar Bills as if the acquisition had taken place at the beginning of the respective periods presented. The unaudited pro forma income statement data for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to certain adjustments related to the elimination of duplicative operating costs associated with Dollar Bills' corporate headquarters and distribution facility ($4.0 million and $0.5 million, respectively); amortization of goodwill recognized in connection with the Dollar Bills acquisition, which is being amortized over a 25 year period ($2.0 million and $0.2 million, respectively); interest expense related to borrowings under the Company's Development Facility used to finance the acquisition ($3.9 million and $0.3 million, respectively); and income taxes relating to the conversion of Dollar Bills to a C corporation at an assumed effective rate of 38.5% ($1.0 million and $0.3 million, respectively). The unaudited pro forma income statement data do not include nonrecurring charges or credits, such as severance costs, one-time training costs, and other nonrecurring operational costs of the transaction. The unaudited pro forma income statement data do not purport to be indicative of the results that would have occurred had the acquisition taken place at the beginning of the respective periods or of future results. For unaudited pro forma condensed consolidated income statements of the Company, reference is made to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

 (3) Represents recapitalization expenses of $4.4 million incurred in connection with the 1993 Recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

 (4) Net income per share has been computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the entire year ended December 31, 1994 and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for net income per share computations in accordance with the rules of the Securities and Exchange Commission. For all periods after December 31, 1994, common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (5) Prior to September 30, 1993, the Company was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of the Company for that period was taxable to the individual shareholders rather than to the Company. Accordingly, the provision for income taxes for fiscal 1991, the year ended December 31, 1992 and the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, the Company converted to a C corporation. Accordingly, income since September 30, 1993 was taxable to the Company. Pro forma net income reflects a provision for income taxes as if the Company were a subchapter C corporation for all years presented at an assumed effective tax rate of approximately 40%.

 (6) Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options and warrants after applying the treasury stock method. All warrants and options outstanding at December 31, 1994 have been considered outstanding for fiscal 1991 and for the calendar years ended December 31, 1992 and 1993, and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for pro forma income per share computations in accordance with the rules of the Securities and Exchange Commission.

 (7) The Company closed three stores in calendar 1992, two stores in calendar 1993, one store in calendar 1994 and three stores in calendar 1995.

 (8) Pro forma data for 1995 and actual and pro forma data for March 31, 1996 include approximately 10 non strip-center, urban based Dollar Bills stores.

 (9) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. No Dollar Bills stores are included in the calculation, except in pro forma data.

(10) For stores open the entire period presented. No Dollar Bills stores are included in the calculation, except in pro forma data. Results for the three months ended March 31, 1996 may not be indicative of full year average net sales per store or average net sales per square foot due to seasonal fluctuations in sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

(11) Gives effect to the sale by the Company of 750,000 shares of Common Stock to be sold by it in this offering and the application of the estimated net proceeds therefrom (assuming a public offering price of $38.00 per share, the last sale price of the Common Stock on May 22, 1996) to repay certain indebtedness. See "Use of Proceeds."

                                  RISK FACTORS

    Before purchasing the shares of Common Stock offered hereby, a prospective investor should consider the specific factors set forth below as well as the other information set forth elsewhere in this Prospectus and incorporated herein by reference. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a description of other factors affecting the business of the Company generally.

RISKS ASSOCIATED WITH EXPANSION PLANS

    The Company has grown from its initial five stores in 1986 to 660 stores at March 31, 1996 and its net sales have grown significantly in the past several years. The Company intends to continue to pursue an aggressive store opening strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open new stores on a timely basis and to operate them profitably. The Company plans to expand by approximately 90 to 100 stores in calendar 1996 (24 of which had been added as of March 31, 1996), in addition to 136 Dollar Bills stores added in January 1996, and by approximately 140 stores in 1997. As of March 31, 1996, the Company had signed leases with respect to 29 new stores and had reached an agreement in principle with respect to an additional 32 new stores to open in 1996 and had signed leases with respect to 5 new stores and had reached an agreement in principle with respect to 14 new stores to open in 1997. However, successful expansion is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, (i) the Company's ability to hire, train and retain qualified managers and other personnel, and to maintain good relations with all of its employees, (ii) the availability of adequate inventory, capital resources and external financing, (iii) the Company's ability to identify and secure suitable store sites on a timely basis and on satisfactory terms and to complete any necessary construction or refurbishment of these sites, (iv) the Company's ability to retain its current store sites or substitute sites on satisfactory terms given that a substantial number of the Company's store leases contain provisions prohibiting a change in control of the Company or permitting the landlord to terminate the lease or increase rent upon a change in control of the Company, which provisions are arguably applicable in a substantial number of the Company's leases as a result of the recapitalization of the Company in 1993 and may be applicable in a small number of additional leases as a result of the Company's prior public offerings and this offering, and given that many of the Company's leases contain provisions with which the Company does not comply, including provisions requiring certain insurance and advertising and prohibiting competing Company stores within a specified radius, and (v) the successful integration of new stores into existing operations. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores, that its new stores will be profitable or achieve net sales and profitability comparable to the Company's existing stores or that comparable store net sales increases will continue. Furthermore, there can be no assurance that the Company will anticipate all of the changing demands which its expanding operations will impose on its systems and personnel. The Company's failure to expand internal systems or to hire, train and retain qualified personnel as required by its growth could adversely affect its future operating results.

    The Company expects in the remainder of calendar 1996 and 1997 to expand in existing and selected new markets in the Southeastern, Mid-Atlantic, Midwestern, Southcentral and Northeastern United States. In some cases, stores will be located in markets where the Company has no or only limited store operations. The success of the Company's expansion plan is dependent upon the Company's ability to penetrate these markets successfully. There can be no assurance that the Company will do so. See "Business--Growth Strategy."

RISKS ASSOCIATED WITH DOLLAR BILLS ACQUISITION

    As a result of the Company's recent acquisition of Dollar Bills, the size of the Company has been significantly expanded. While the Company's Dollar Tree and Dollar Bills stores are in the same business, there are a number of significant operational differences between them. Dollar Bills stores typically (i) are larger; (ii) are more concentrated in urban areas than Dollar Tree stores; (iii) carry a higher proportion of consumable merchandise, such as food, health and beauty aids and everyday household supplies, which typically have lower merchandise margins, and a lower proportion of leisure items, such as toys and gifts, which typically have higher merchandise margins; (iv) carry less inventory per square foot because of different store fixtures; and (v) offered a limited number of multi-price point items, which the Company expects to continue to offer only at certain Dollar Bills locations and at prices not exceeding $5.00. There can be no assurance that the Company will be able to successfully implement its business strategy or achieve profitability comparable to its historical operations in the Dollar Bills stores. In addition, the Company has incurred significant costs and expenses in consolidating the operations of the two companies and the ongoing integration of the two companies has placed and will continue to place significant demands on the Company's management resources and infrastructure. The unaudited pro forma financial information incorporated herein by reference are not necessarily indicative of what historical performance of the Company would have been, or what the future financial performance of the Company will be, as a combined company with Dollar Bills.

    The parties from whom the Company acquired Dollar Bills, together with a corporation they control, have filed suits against the Company in Illinois state and federal court relating to the acquisition by the Company of the wholesale division of Dollar Bills, and seek compensatory damages in an amount no less than $10 million (which could be tripled under a federal anti-trust claim), punitive damages, attorney's fees, costs and injunctive and other relief. This litigation is in its preliminary stages and discovery has only recently commenced; however, based on management's understanding of the facts (which facts are contested by the plaintiffs) and the advice of its lead litigation counsel for this matter in reliance on such facts, the Company believes it is unlikely that the plaintiffs will ultimately prevail on the merits of the litigation. Accordingly, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial condition. Nevertheless, particularly in light of the contested factual assertions, there can be no assurances regarding the ultimate outcome of this litigation or that this litigation will not have a material adverse effect on the Company's results of operations or financial condition. In any event, the litigation has diverted, and is expected to continue to divert, the efforts and attention of the Company's management.

DEPENDENCE ON IMPORTS AND VULNERABILITY TO IMPORT RESTRICTIONS

    In 1994 and 1995, the Company purchased approximately 39% and 34%, respectively, of its merchandise based on cost directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Brazil, India and the Philippines. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at cost. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" ("MFN") trading status, currency fluctuations, work stoppages, economic uncertainties including inflation, foreign government regulations, political unrest and trade restrictions, including U.S. retaliation against unfair foreign practices. While the Company believes that it could find alternative sources of supply, an interruption or delay in supply from China or the Company's other foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on the Company's business and results of operations unless and until alternative supply arrangements are secured. Moreover, products from alternative sources may be of lesser quality and/or more expensive than those currently purchased by the Company.

    China is the source for a majority of the Company's direct imports and, the Company believes, is also the largest source of its indirect imports. Several trade-related and other issues have recently intensified tensions between the governments of the United States and China. These issues include

China's efforts to disrupt Taiwan's elections by conducting military exercises in the Taiwan Straits, China's alleged sales of nuclear weapons-making equipment to Pakistan and the resulting temporary suspension of U.S. Export-Import Bank financing for sales to China, China's failure adequately to implement and enforce the terms of the intellectual property protection agreement reached with the United States in 1995, China's human rights record, China's alleged sale of missiles to Iran, the recent indictment of members of a Chinese weapons smuggling operation with suspected ties to the Chinese government, the growing U.S. trade deficit with China and the ongoing negotiations concerning China's accession to the World Trade Organization.

    Under U.S. law, countries may be subject to retaliatory trade actions under a number of trade statutes. One such statute is the "Special 301" provision, which requires the U.S. Trade Representative ("USTR") to determine whether the practices of foreign countries deny adequate and effective protection of intellectual property rights or fair and equitable market access for U.S. persons who rely on intellectual property protection. On April 30, 1996, the USTR designated China as a "priority foreign country" under the Special 301 provision for its failure adequately to implement and enforce the bilateral 1995 intellectual property rights agreement with the United States, and on May 15, 1996 the USTR announced its intention to impose prohibitive import tariffs on June 17, 1996 on certain categories of Chinese products, totaling approximately $2 billion in U.S. imports, unless China takes satisfactory action to implement the bilateral intellectual property agreement by that date. It is unclear whether China will, or can, take the actions necessary to forestall the imposition of sanctions between now and June 17. If punitive tariffs are imposed, the categories of goods that will be subject to such sanctions will be drawn from a larger list issued by the USTR on May 15. Two of the products on the May 15 list, stainless steel cookingware and certain types of paper bags, are products that the Company imports in significant quantities directly or indirectly from China. The Company has noncancellable orders to purchase products in these categories that will not be received prior to June 17, 1996, the tariffs on which, if imposed, would be approximately $1.6 million. In the event such tariffs were imposed, the Company would use its relationships with the vendors involved to attempt to renegotiate such noncancellable purchase orders, although there can be no assurances that such efforts would be successful. If the USTR decides that those products, or others that the Company imports, should be targeted for punitive import duties, the Company expects that it would, except in the case of the non-cancellable purchase orders referred to above, substitute similar goods from other countries or other categories of goods, which, for the remainder of 1996 at least, would likely be at higher cost. The imposition of punitive tariffs on such Chinese products could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

    China is currently accorded MFN status by the United States, and, as such, products imported from China are generally subject to favorable United States import duties. The MFN status of China is reviewed annually by the United States government and, accordingly, extension of such status is subject to political uncertainties. On May 31, 1996, President Clinton transmitted his formal recommendation to the U.S. Congress that MFN status for China be renewed. Senator Robert Dole, the presumptive Presidential nominee of the Republican party, has also announced his support for MFN renewal. The Congress now has until September 1, 1996 to decide whether to oppose that recommendation, which it must do, if at all, by a joint resolution of both houses of Congress. As a result of the number of outstanding issues that currently exist between the United States and the Chinese government, it is possible that there may be significant opposition to the extension of MFN status for China when the issue comes before Congress. If a joint resolution were to be adopted, China's MFN status would expire 61 days after the joint resolution became effective. Loss of China's MFN status could impose significantly higher purchasing costs on the Company, including increased tariffs on goods and could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

DISPUTE WITH TRADING COMPANY

    The Company recently terminated its relationship with a Hong Kong trading company that accounted for approximately 6% of the Company's purchases in 1995. The trading company had obtained payment on a number of letters of credit issued on the Company's behalf by falsely claiming that conforming goods had been shipped, when in fact the trading company had either shipped non-conforming goods or empty containers. During the second quarter of 1996, the Company intends to increase its previously established reserves by an additional $300,000 to $400,000 for potential losses arising from the letters of credit upon which the trading company has obtained payment. The Company has cancelled all outstanding purchase orders with the trading company. In addition to the payments already obtained by the trading company, there remains approximately $2.7 million in undrawn irrevocable letters of credit issued to the trading company with respect to the cancelled orders. The Company has taken extensive measures, including legal action against the trading company, which it believes have substantially limited its exposure with respect to the remaining undrawn letters of credit. Although there can be no assurances in this regard, the Company believes it is unlikely that its losses in connection with this matter will significantly exceed its reserves. The Company has also expanded its relationship with another trading company which it believes will be able to fill most of the cancelled orders and fulfill the Company's future needs. There can be no assurances, however, that this shift in suppliers will not result in a temporary disruption or delay in the receipt of merchandise.

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers in Norfolk, Virginia, Memphis, Tennessee, and Chicago, Illinois where the inventory is processed and then distributed to stores. The Company's success depends in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules (especially those from the Far East) and effective management of the distribution centers. Although management believes that its receiving and distribution process is efficient and well positioned to support the Company's expansion plans, there can be no assurance that the Company has anticipated, or will anticipate, all of the changing demands which its expanding operations will impose on its receiving and distribution system or that events beyond the control of the Company will not result in delays in the delivery of merchandise to the stores. See "Business--Warehousing and Distribution."

ADVERSE ECONOMIC FACTORS

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation, other operating costs (such as employee health care costs or minimum wage levels), consumer confidence and general economic conditions. There can be no assurance that such factors will remain favorable and in particular that health care costs or the minimum wage will remain at current levels. Inflation, an increase in health care costs or other operating costs or a decline in consumer confidence or general economic conditions could have a material adverse effect on the Company's business and results of operations, especially given constraints on the Company's ability to pass on any incremental costs through price increases.


    The United States House of Representatives has recently approved and it is expected that the Senate will soon consider a proposal which would raise the minimum wage from $4.25 to $5.15 per hour over a two-year period. While the passage of such a proposal would significantly increase the Company's employment costs, management does not believe that it would have a material adverse effect on the Company's business and operations taken as a whole.


DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a significant extent upon the leadership and performance of its senior management team, particularly J. Douglas Perry, Chairman of the Company's Board of

Directors, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer. While the Company believes that its senior management team has significant depth, the loss of services of any of the Company's executive officers could have a material adverse impact on the Company. See "Management." In addition, the Company's credit agreement provides that it is an event of default for Messrs. Perry, Brock and Compton to own collectively less than 10% of the outstanding shares of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers, discount stores, variety stores, closeout stores and other $1.00 price point stores, many of which are units of national or regional chains that have substantially greater financial resources than the Company. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have recently filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have abandoned the $1.00 price point concept and/or reconfigured their stores. The Company may face intense competition in the future which could have an adverse effect on its financial results. See "Business--Competition."

LIMITED AVAILABILITY OF SUITABLE MERCHANDISE

    The Company's success depends in large part upon its ability to select and purchase quality merchandise at attractive prices in order to maintain a balance of regularly available core products and a changing mix of fresh merchandise at the $1.00 price point. The Company has no continuing contracts for the purchase of merchandise and must continuously seek out buying opportunities from both its existing suppliers and new sources, for which it competes with other variety, closeout and $1.00 price point merchandisers. Although the Company believes that its management has long-standing and satisfactory relationships with its suppliers, there can be no assurance that the Company will be successful in maintaining a continuing and, in light of the anticipated addition of new stores, an increasing supply of quality merchandise at attractive prices. See "Business--Merchandising."

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating income and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores, shifts in the timing of certain holidays and the merchandise mix. Although the Company has experienced significant increases in comparable store net sales historically, management expects that any increases in comparable store net sales in the future will be smaller than those experienced historically. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BY-LAWS

    Certain provisions of the Company's Articles of Incorporation ("Articles of Incorporation") and By-Laws ("By-Laws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the Board of Directors, chairman or president may call special meetings of the shareholders, (iii) establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings, and (iv) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to remove a director or amend the foregoing and certain other provisions of the Articles of Incorporation and By-Laws. In addition, the Board of Directors, without further action of the shareholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock. Until July 1996, the Company may be subject to the affiliated transaction provisions of the Virginia Stock Corporation Act which may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a shareholder might consider in its best interest. The affiliated transaction provisions of the Virginia Stock Corporation Act would, subject to certain exceptions, prohibit the Company from engaging in an "affiliated transaction" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the affiliated transaction is approved in a prescribed manner.

POTENTIAL ADVERSE MARKET PRICE EFFECTS OF SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of the Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Immediately following the completion of this offering there will be 11,277,499 shares eligible for resale in the public market. An additional 1,709,572 shares are currently eligible for resale in the public market, subject to certain volume and other limitations. The remaining 12,819,275 shares, which are owned by the Selling Shareholders, will be eligible for resale in the public market beginning 90 days after the date of this Prospectus, unless released earlier by Montgomery Securities, as representative of the Underwriters, subject to certain volume and other limitations. Following the close of this offering, certain of the Company's shareholders who will hold 14,528,847 shares of Common Stock and warrants to purchase an additional 2,482,178 shares of Common Stock will be entitled to certain rights with respect to the registration of all such shares under the Securities Act. In addition, the Company has filed registration statements covering the sale of 1,741,185 shares of Common Stock reserved for issuance under The Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan, The Dollar Tree Stores, Inc. Stock Incentive Plan and The Dollar Tree Stores, Inc. Employee Stock Purchase Plan.

CONTROL OF THE COMPANY BY EXISTING SHAREHOLDERS

    Upon the closing of this offering, Mr. Brock and his wife, Mr. Perry and his wife, Mr. Compton and The SK Equity Fund, L.P. (the "Fund") and certain affiliates of the Fund will own, or otherwise control, approximately 60.1% of the Company's outstanding Common Stock. Directors may be nominated by the Board of Directors, by a committee of the Board of Directors, or, subject to advance written notice and other procedural requirements, by a shareholder. Directors are elected by a plurality of the votes cast by the holders of shares entitled to vote and cumulative voting is not permitted. As a result, if such shareholders act together, they could effectively control the Company, including the power to elect all of the Directors of the Company and, in general, to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval, including mergers, consolidations or the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company. See "Principal and Selling Shareholders."

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock, which is quoted on the Nasdaq National Market, may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of the Common Stock.

FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements concerning the Company's operations, economic performance and financial condition, in particular forward-looking statements regarding the Company's recent acquisition of Dollar Bills, the resolution of the pending litigation relating to the Dollar Bills acquisition, the integration of Dollar Bills into the Company's existing operations and the Company's expectations of future operating performance of Dollar Bills stores. In addition, the information contained herein includes certain forward-looking statements regarding its potential losses arising from the dispute with a trading company, store openings, purchasing abilities, and capital requirements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those under the caption "Risk Factors" in this Prospectus.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of 750,000 shares of Common Stock offered hereby by the Company are estimated to be approximately $26.6 million, assuming a public offering price of $38.00 per share, the last sale price of the Common Stock on May 22, 1996, and after deducting the estimated underwriting discount and offering expenses. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders, including upon the exercise of the underwriters' overallotment option.

    The Company intends to use approximately $14.2 million of the estimated net proceeds to repay its 9% Senior Subordinated Notes due 1997 and 9% Junior Subordinated Notes due 1997, including $0.2 million of accrued interest thereon. All of such notes are owned by the Original Shareholders (or immediate family members), the Fund and the Co-Investors. All net proceeds in excess of the amounts needed to repay those notes will be used to reduce the outstanding balance under the Company's Development Facility loan, which as of May 23, 1996 had a balance of $52.6 million maturing in April 1997 and bears interest at variable rates (6.74% at March 31, 1996). See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "DLTR" since the Company's initial public offering on March 6, 1995. The following table sets forth the high and low sale prices of the Company's Common Stock as reported on the Nasdaq National Market for the periods indicated.

    1995                                                                           HIGH              LOW
- ----------------------------------------------------------------------------   -------------    -------------
First quarter (from March 6, 1995)..........................................   $          14    $      10 5/8
Second quarter..............................................................          17 7/8           13 1/2
Third quarter...............................................................          24 1/8           17 3/8
Fourth quarter..............................................................          22 7/8           14 5/8


    1996
- ----------------------------------------------------------------------------
First quarter...............................................................          30 7/8           16 3/8
Second quarter (through May 22, 1996).......................................          40 1/2               29

    On May 22, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $38.00 per share. As of May 22, 1996, the Company had 242 shareholders of record.

                                DIVIDEND POLICY

    The Company anticipates that all of its income in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness, and therefore does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit agreement contains financial covenants which may have the effect of restricting the Company's ability to pay dividends.

                                 CAPITALIZATION

    The following table sets forth the short-term debt and total capitalization of the Company as of March 31, 1996 on an actual basis and as adjusted to reflect the sale by the Company of 750,000 shares of Common Stock pursuant to this offering, the receipt by the Company of the estimated net proceeds thereof, assuming a public offering price of $38.00 per share, the last sale price of the Common Stock on May 22, 1996, and after deducting the estimated underwriting discount and offering expenses, and the application of the net proceeds by the Company to repay certain indebtedness as described in "Use of Proceeds."

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                          ACTUAL     AS ADJUSTED
                                                                         --------    -----------

                                                                             (IN THOUSANDS)
Short-term debt:
  Notes payable to banks..............................................   $ 18,500     $  18,500
  Current installments of obligations under capital leases............        293           293
                                                                         --------    -----------
  Total short-term debt...............................................   $ 18,793     $  18,793
                                                                         --------    -----------
                                                                         --------    -----------

Long-term debt:
  Development facility................................................   $ 52,630     $  40,055
  9% Senior Subordinated Notes........................................      7,000        --
  9% Junior Subordinated Notes........................................      7,000        --
  Obligations under capital leases, excluding current installments....        785           785
                                                                         --------    -----------
  Total long-term debt................................................     67,415        40,840
                                                                         --------    -----------

Shareholders' equity:
  Common stock, $0.01 par value; 50,000,000 shares authorized;
    25,017,300 shares issued and outstanding, actual, and 25,767,300
shares, issued and outstanding, as adjusted(1)........................        250           258
  Additional paid-in capital..........................................      4,144        30,711
  Retained earnings...................................................     36,864        36,864
                                                                         --------    -----------
  Total shareholders' equity..........................................     41,258        67,833
                                                                         --------    -----------
  Total capitalization................................................   $108,673     $ 108,673
                                                                         --------    -----------
                                                                         --------    -----------

- ------------

(1) The number of outstanding shares does not include up to 3,179,393 shares of Common Stock issuable upon the exercise of (i) options to purchase 697,215 shares of Common Stock and (ii) warrants to purchase 2,482,178 shares of Common Stock outstanding as of March 31, 1996. Options to purchase 231,500 additional shares were granted in April 1996. The number of authorized shares does not reflect a proposed increase in the number of authorized shares of Common Stock to 100,000,000, which management expects will be submitted for shareholder approval at the annual meeting of shareholders in July 1996.

                            SELECTED FINANCIAL DATA

    The following table sets forth for the periods indicated selected financial data for the Company. The selected income statement and balance sheet data presented below for the fiscal year ended January 31, 1992 and for the calendar years ended December 31, 1992, 1993, 1994 and 1995 have been derived from the Company's financial statements that have been audited by KPMG Peat Marwick LLP, independent accountants. The selected income statement and balance sheet data presented below for the three months ended March 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company which, in the opinion of management, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996. This information should be read in conjunction with the financial statements and the notes thereto incorporated herein by reference and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Prospectus. The pro forma data have not been audited but, in the opinion of management, include all adjustments necessary to present fairly the information set forth therein including the matters referred to in footnotes 2 and 7 below. The pro forma financial data are provided for comparative purposes only and may not be indicative of the results that would have occurred if the Dollar Bills acquisition had occurred at the beginning of the respective periods for which pro forma information is presented or the results to be expected in the future.

                                                                                                    THREE MONTHS ENDED MARCH 31,
                                                           YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------   -----------------------------
                              FISCAL YEAR                                               PRO FORMA                       PRO FORMA
                                1991(1)     1992(1)      1993       1994       1995      1995(2)     1995      1996      1996(2)
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
INCOME STATEMENT DATA:
Net sales...................    $71,068     $120,542   $167,753   $231,601   $300,229   $404,079    $48,733   $84,975    $91,457
Cost of sales...............     46,413       76,434    106,318    145,481    187,552    263,903     32,275    55,905     60,584
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Gross profit................     24,655       44,108     61,435     86,120    112,677    140,176     16,458    29,070     30,873
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Selling, general and
 administrative expenses:
 Operating expenses.........     18,114       29,546     39,559     54,993     70,504     87,529     14,418    24,288     26,268
 Depreciation and
amortization................      1,323        2,075      3,054      4,186      5,468      8,615      1,175     2,212      2,475
 Recapitalization
expenses(3).................     --            --         4,387      --         --         --         --        --         --
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
    Total...................     19,437       31,621     47,000     59,179     75,972     96,144     15,593    26,500     28,743
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Operating income............      5,218       12,487     14,435     26,941     36,705     44,032        865     2,570      2,130
Interest expense............      1,403        1,138      1,837      4,028      2,617      6,973        460     1,069      1,433
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Income before income taxes
 and extraordinary loss.....      3,815       11,349     12,598     22,913     34,088     37,059        405     1,501        687
Provision for income
taxes.......................        138          503      3,152      9,546     13,125     14,268        156       578        264
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Income before extraordinary
loss........................      3,677       10,846      9,446     13,367     20,963     22,791        249       923        423
Extraordinary loss, net of
 income tax(4)..............     --            --         --         1,253      --         --         --        --         --
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
Net income..................    $ 3,677     $ 10,846   $  9,446   $ 12,114   $ 20,963   $ 22,791    $   249   $   923    $   423
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
INCOME PER SHARE DATA(5):
Income before extraordinary
 loss per share.............                                      $   0.49
Extraordinary loss per
share.......................                                          0.05
                                                                  --------
Net income per share........                                      $   0.44   $   0.76   $   0.83    $  0.01   $  0.03    $  0.02
                                                                  --------   --------   ---------   -------   -------   ---------
                                                                  --------   --------   ---------   -------   -------   ---------
PRO FORMA DATA:
Net income..................    $ 3,677     $ 10,846   $  9,446
Pro forma adjustment for C
corporation income
taxes(6)....................      1,340        3,992      1,838
                              -----------   --------   --------
Pro forma net income(6).....    $ 2,337     $  6,854   $  7,608
                              -----------   --------   --------
                              -----------   --------   --------
Pro forma net income per
share(7)....................    $  0.09     $   0.25   $   0.28
                              -----------   --------   --------
                              -----------   --------   --------
Weighted average number of
 common shares and common
 share equivalents
 outstanding, in thousands(5
and 7)......................     27,262       27,262     27,262     27,262     27,589     27,589     27,306    27,795     27,795
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
SELECTED OPERATING DATA:
Number of stores open at end
 of period(8):
 Mall.......................        141          145        145        154        173        174        155       179        179
 Strip center(9)............         45          111        183        255        327        462        269       481        481
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
    Total...................        186          256        328        409        500        636        424       660        660
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------

                                                                                                    THREE MONTHS ENDED MARCH 31,
                                                           YEAR ENDED DECEMBER 31,
                                            -----------------------------------------------------   -----------------------------
                              FISCAL YEAR                                               PRO FORMA                       PRO FORMA
                                1991(1)     1992(1)      1993       1994       1995      1995(2)     1995      1996      1996(2)
                              -----------   --------   --------   --------   --------   ---------   -------   -------   ---------
SELECTED OPERATING DATA:
Net sales growth............       36.1%        72.7%      39.2%      38.1%      29.6%      23.4 %     34.7%     74.5%      32.1%
Comparable store net sales
increase(10)................        2.7%        24.1%       6.9%       9.1%       7.3%       4.1 %      6.8%     11.8%       7.5%
Average net sales per
store(11)...................    $   414     $    520   $    555   $    606   $    649   $    691    $   117   $   135    $   141
Average net sales per square
 foot(11):
 Mall.......................    $   175     $    214   $    224   $    241   $    246   $    241    $    43   $    49    $    49
 Strip center(9)............    $   185     $    201   $    188   $    197   $    209   $    200    $    38   $    43    $    41
 All stores.................    $   177     $    210   $    206   $    214   $    221   $    210    $    40   $    45    $    43

                                                              AS OF                                            AS OF
                                 AS OF                    DECEMBER 31,                                         MARCH
                              JANUARY 31,   -----------------------------------------                           31,
                                 1992         1992       1993       1994       1995                            1996
                              -----------   --------   --------   --------   --------                         -------
BALANCE SHEET DATA:
Working capital.............    $ 5,737     $ 10,457   $  7,742   $ 14,334   $ 29,133                         $30,221
Total assets................     25,295       32,077     42,188     60,688     91,621                         173,570
Total debt..................      8,964        3,316     17,768     14,205     14,518                          86,208
Shareholders' equity........      6,925       17,499      3,660     17,274     39,087                          41,258

- ------------
 (1) In September 1993, the Company changed its fiscal year end from January 31 to December 31. Accordingly, the results of operations for calendar 1992 and fiscal 1991 both include results of operations for the month of January 1992.

 (2) The unaudited pro forma income statement data for the year ended December 31, 1995 and for the three months ended March 31, 1996 combine the historical results of the Company with the historical results of Dollar Bills as if the acquisition had taken place at the beginning of the respective periods presented. The unaudited pro forma income statement data for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to certain adjustments related to the elimination of duplicative operating costs associated with Dollar Bills' corporate headquarters and distribution facility ($4.0 million and $0.5 million, respectively); amortization of goodwill recognized in connection with the Dollar Bills acquisition, which is being amortized over a 25 year period ($2.0 million and $0.2 million, respectively); interest expense related to borrowings under the Company's Development Facility used to finance the acquisition ($3.9 million and $0.3 million, respectively); and income taxes relating to the conversion of Dollar Bills to a C corporation at an assumed effective rate of 38.5% ($1.0 million and $0.3 million, respectively). The unaudited pro forma income statement data do not include nonrecurring charges or credits, such as severance costs, one-time training costs, and other nonrecurring operational costs of the transaction. The unaudited pro forma income statement data do not purport to be indicative of the results that would have occurred had the acquisition taken place at the beginning of the respective periods or of future results. For unaudited pro forma condensed consolidated income statements of the Company, reference is made to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

 (3) Represents recapitalization expenses of $4.4 million incurred in connection with the 1993 Recapitalization, comprised of $3.6 million of management incentive expenses and $0.8 million of transaction expenses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

 (4) Represents redemption premiums of approximately $1.3 million plus write off of original issue discount financing costs of $0.9 million (net of income tax benefit of approximately $0.9 million) on the early retirement of the Company's 12% Senior Subordinated Notes and 12% Junior Subordinated Notes.

 (5) Income per share data have been computed by dividing its components by the weighted average number of common shares and common share equivalents outstanding. All warrants and options outstanding at December 31, 1994 have been considered outstanding for the entire year ended December 31, 1994 and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for net income per share computations in accordance with the rules of the Securities and Exchange Commission. For all periods after December 31, 1994, common share equivalents include the weighted average number of shares subject to stock options and warrants outstanding at the end of the period, after applying the treasury stock method.

 (6) Prior to September 30, 1993, the Company was treated as a subchapter S corporation for Federal and certain state income tax purposes. As such, income of the Company for that period was taxable to the individual shareholders rather than to the Company. Accordingly, the provision for income taxes for fiscal 1991, the year ended December 31, 1992 and the nine months ended September 29, 1993, represents corporate level state income taxes on income earned in those states that do not recognize subchapter S corporation status. On September 30, 1993, the Company converted to a subchapter C corporation. Accordingly, income since September 30, 1993 was taxable to the Company. Pro forma net income reflects a provision for income taxes as if the Company were a C corporation for all years presented at an assumed effective tax rate of approximately 40%.

 (7) Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options and warrants after applying the treasury stock method. All warrants and options outstanding at December 31, 1994 have been considered outstanding for fiscal 1991 and calendar years ended December 31, 1992 and 1993, and are included in the calculation of the weighted average number of common shares and common share equivalents outstanding for pro forma income per share computations in accordance with the rules of the Securities and Exchange Commission.

 (8) The Company closed three stores in calendar 1992, two stores in calendar 1993, one store in calendar 1994 and three stores in calendar 1995.

 (9) Pro forma data for 1995 and actual and pro forma data for March 31, 1996 include approximately 10 non strip-center, urban based Dollar Bills stores.

(10) Comparable store net sales increase compares net sales for stores open at the beginning of the first of the two periods compared. No Dollar Bills stores are included in the calculation except in pro forma data.

(11) For stores open the entire period presented. No Dollar Bills stores are included in the calculation except in pro forma data. Results for the three months ended March 31, 1996 may not be indicative of full year average net sales per store or average net sales per square foot due to seasonal fluctuations in sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the financial statements and notes thereto incorporated by reference in this Prospectus.

OVERVIEW

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"), in November 1986 with the opening of its first five stores in Virginia, Georgia and Tennessee. From November 1986 through October 1991, the Company's shareholders also owned a substantial portion of the outstanding stock of K&K Toys, Incorporated ("K&K Toys"), a 136 store, mall based toy retailer managed by the Founders. During this period, Dollar Tree grew to 171 stores and shared certain management and distribution services and facilities with K&K Toys for which it paid a fee to K&K Toys.

    In October 1991, K&K Toys was acquired by a subsidiary of Melville Corporation. Following the sale of K&K Toys, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise and towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating its expansion program and (iv) improving the depth of the management team and breadth of operational controls. Since the sale of K&K Toys, Dollar Tree has grown from 171 stores to 500 stores as of December 31, 1995, and net sales and operating income have increased from $71.1 million and $5.2 million, respectively, in fiscal 1991 to $300.2 million and $36.7 million, respectively, in calendar 1995. Since December 31, 1995, Dollar Tree has grown from 500 stores to 660 stores as of March 31, 1996, including 136 Dollar Bills stores added in January 1996. The Company's net sales increased 74.5% from $48.7 million to $85.0 million, and operating income increased 197.1% from $0.9 million to $2.6 million from the three months ended March 31, 1995 to the three months ended March 31, 1996. The results of operations for the three months ended March 31, 1996 include two months of operations of 136 Dollar Bills stores added in January 1996.

    On September 30, 1993, the Company effected a recapitalization including a stock split and reclassification (the "1993 Recapitalization"), pursuant to which (i) J. Douglas Perry, Chairman of the Company's Board of Directors, his wife, Patricia W. Perry, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, his wife, Joan P. Brock, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Original Shareholders") sold to The SK Equity Fund, L.P. (the "Fund") and four individuals affiliated with the Fund (collectively, the "Co-Investors") 50% of the outstanding stock of the Company for an aggregate purchase price of $23.6 million, (ii) the Fund and the Co-Investors purchased from the Company $7.0 million face amount senior subordinated notes for $6.5 million (the "12% Senior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,241,090 shares of Common Stock and (iii) on February 22, 1994 pursuant to a commitment entered into September 30, 1993, the Original Shareholders purchased from the Company $7.0 million face amount junior subordinated notes for $6.5 million (the "12% Junior Subordinated Notes") and purchased for $500,000 warrants to purchase 1,241,088 shares. On December 31, 1994, the Company redeemed and extinguished the 12% Senior Subordinated Notes and the 12% Junior Subordinated Notes (collectively, the "12% Notes"). As part of this transaction, the Company paid a redemption premium of approximately $1.3 million and issued an aggregate of $14.0 million principal amount of 9% Senior Subordinated Notes and 9% Junior Subordinated Notes to the previous holders of the 12% Notes.

ACQUISITION OF DOLLAR BILLS

    On January 31, 1996, the Company acquired all of the stock of Dollar Bills, formerly known as Terrific Promotions, Inc. and subsequently merged Dollar Bills into the Company. At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$. In addition, Dollar Bills operated a distribution center in the Chicago area and a wholesale division. The Company plans to continue operating the Dollar Bills stores, distribution center and wholesale division. The Company paid approximately $52.6 million in cash and $2.0 million in merchandise inventory for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. The Company funded the cash portion of the purchase price with borrowings under its Development Facility, described below. In connection with the acquisition, the Company recognized goodwill of $47.8 million, which it is amortizing over a 25 year period. Dollar Bills reported sales of $113.3 million ($102.0 million of which were from retail operations and $11.3 million of which were from wholesale operations) and operating income of $4.7 million for its fiscal year ended September 30, 1995 compared to sales of $100.4 million and operating income of $4.3 million for its fiscal year ended September 30, 1994. On a pro forma basis, the Company had $404.1 million in net sales, $140.2 million in gross profit and $44.0 million in operating income for the year ended December 31, 1995 and had $91.5 million in net sales, $30.9 million in gross profit and $2.1 million in operating income for the three months ended March 31, 1996. Pro forma results give effect to certain adjustments, before any nonrecurring charges or credits, and do not purport to be indicative of results that would have occurred had the transactions taken place at the beginning of the period or future results.

    While the Company's Dollar Tree and Dollar Bills stores are in the same business, there are a number of significant operational differences between them. Dollar Bills stores typically (i) are larger, and accordingly have higher average sales per store; (ii) are more concentrated in urban areas than Dollar Tree stores; (iii) carry a higher proportion of consumable merchandise, such as food, health and beauty aids and everyday household supplies, which typically have lower merchandise margins, and a lower proportion of leisure items, such as toys and gifts, which typically have higher merchandise margins; (iv) carry less inventory per square foot because of different store fixtures; and (v) offered a limited number of multi-price point items, which the Company expects to continue to offer only at certain Dollar Bills locations and at prices not exceeding $5.00. All of these differences are being evaluated by management to determine how certain characteristics in either or both types of stores can best be combined to operate stores which reach the optimum level of sales in their respective markets.

    Management believes that the Dollar Bills acquisition broadens the Company's base in terms of geographic coverage, merchandise categories, and market share, while taking advantage of the Company's existing infrastructure. Most Dollar Bills stores are located in different retail markets from existing Dollar Tree stores, resulting in little competition for sales. The business combination also adds a modern 250,000 square foot distribution center in the Chicago area, which has been in operation for two years.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain selected income statement data as a percentage of net sales:

                                                                                    THREE MONTHS
                                                            YEAR ENDED                  ENDED
                                                           DECEMBER 31,               MARCH 31,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Net sales.........................................   100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales.....................................    63.4      62.8      62.5      66.2      65.8
                                                     -----     -----     -----     -----     -----
  Gross profit....................................    36.6      37.2      37.5      33.8      34.2
Selling, general and administrative expenses:
  Operating expenses..............................    23.6      23.8      23.5      29.6      28.6
  Depreciation and amortization...................     1.8       1.8       1.8       2.4       2.6
  Recapitalization expenses.......................     2.6      --        --        --        --
                                                     -----     -----     -----     -----     -----
    Total.........................................    28.0      25.6      25.3      32.0      31.2
                                                     -----     -----     -----     -----     -----
Operating income..................................     8.6      11.6      12.2       1.8       3.0
Interest expense..................................     1.1       1.7       0.9       0.9       1.2
                                                     -----     -----     -----     -----     -----
Income before income taxes and extraordinary
loss..............................................     7.5       9.9      11.3       0.9       1.8
Provision for income taxes........................               4.1       4.4       0.4       0.7
                                                               -----     -----     -----     -----
Income before extraordinary loss..................               5.8       6.9       0.5       1.1
Extraordinary loss, net of income tax.............               0.6      --        --        --
                                                               -----     -----     -----     -----
Net income........................................               5.2%      6.9%      0.5%      1.1%
                                                               -----     -----     -----     -----
                                                               -----     -----     -----     -----
Pro forma provision for income taxes..............     3.0
                                                     -----
Pro forma net income..............................     4.5%
                                                     -----
                                                     -----

Three Months Ended March 31, 1996 Compared to the Three Months Ended March 31, 1995

    Net sales increased $36.3 million, or 74.5%, to $85.0 million for the three months ended March 31, 1996, from $48.7 million for the three months ended March 31, 1995. Of this increase, (i) approximately 43.5%, or $15.8 million, was attributable to the addition of 136 Dollar Bills stores in January 1996, (ii) approximately 40.5%, or $14.7 million, was attributable to a net increase of 100 stores opened in 1995 and 1996 which are not included in the Company's comparable store net sales calculation, and (iii) approximately 16.0%, or $5.8 million, was attributable to comparable store net sales growth, which represented an 11.8% increase over comparable store net sales in the corresponding quarter of the prior period. Dollar Bills stores are not included in the comparable store net sales calculation. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. Comparable store net sales were driven primarily by an earlier Easter shopping season and a strong in-stock position on seasonal and general merchandise throughout the quarter. The Company opened 24 new stores during the first quarter of 1996 compared to opening 15 new stores during the first quarter of 1995. The Company also added 136 Dollar Bills stores in January 1996.

    Management anticipates that the primary sources of future sales growth will be new store openings and, to a lesser degree, sales increases from expanded and relocated stores and comparable store net sales increases. Although the Company has experienced significant increases in comparable store net sales historically, management expects that any increases in comparable store net sales in the future will be smaller than those experienced historically. See "--Seasonality and Quarterly Fluctuations."

    Gross profit, which consists of net sales less cost of sales (including distribution and certain occupancy costs), increased $12.6 million, or 76.6%, to $29.1 million in the first quarter of 1996 from

$16.5 million in the first quarter of 1995. As a percentage of net sales, gross profit increased to 34.2% from 33.8%, reflecting lower occupancy costs as a percentage of net sales due primarily to the increase in comparable store sales, partially offset by a slight increase in merchandise costs. Management expects that merchandise costs as a percentage of net sales may continue to be higher than they have been historically due to the addition of Dollar Bills stores, which carry a higher proportion of consumable goods having a lower merchandise margin.

    Selling, general and administrative expenses, which include operating expenses and depreciation and amortization, increased $10.9 million, or 69.9%, to $26.5 million in the first quarter of 1996 from $15.6 million in the first quarter of 1995, and decreased as a percentage of net sales to 31.2% from 32.0% during the same period. This decrease resulted primarily from reduced payroll costs due to the comparable store net sales increase and stronger controls over hourly payroll at the stores. During the first quarter of 1996, the Company's selling, general and administrative expenses increased by approximately $1.8 million due to transactional costs and expenses incurred in connection with the Dollar Bills acquisition. Amortization of goodwill relating to the acquisition amounted to $0.3 million during the first quarter of 1996.

    Operating income increased $1.7 million, or 197.1%, to $2.6 million for the first three months of 1996 from $0.9 million for the comparable period in 1995, and increased as a percentage of net sales to 3.0% from 1.8% during the same period for the reasons noted above.

    Interest expense increased $0.6 million to $1.1 million in the first quarter of 1996 from $0.5 million during the first quarter of 1995. This increase is a result of borrowings under the Company's Development Facility in connection with the acquisition of Dollar Bills and the amortization of deferred financing costs relating thereto.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1995

    Net sales increased 29.6%, to $300.2 million for 1995, from $231.6 million for 1994. Of this increase, (i) approximately 79.0%, or $54.2 million, was attributable to a net increase of 176 stores opened in 1994 and 1995, which are not included in the Company's comparable store net sales calculation, and (ii) approximately 21.0%, or $14.4 million, was attributable to comparable store net sales growth, which represented a 7.3% increase over comparable store net sales for the prior period. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. This increase in volume resulted from strong holiday selling seasons, increased inventory levels early in the year compared to the preceding year, and new promotional efforts which grouped like items into theme displays for more convenient shopping. The Company opened 94 new stores and closed three stores during 1995 compared to opening 82 new stores and closing one store during 1994.

    Gross profit increased $26.5 million, or 30.8%. As a percentage of net sales, gross profit increased to 37.5% from 37.2%, reflecting, as a percentage of net sales, lower inbound freight costs, lower store occupancy costs and distribution costs, and a slight decrease in markdowns, partially offset by lower merchandise margins (gross profit before inventory shrinkage, markdowns, and distribution and occupancy costs). The decrease in store occupancy costs and distribution costs as a percentage of net sales is a result of the comparable store net sales growth. The decrease in merchandise margin as a percentage of net sales is a result of increased sales of domestically purchased products which generally carry a lower gross margin than imported merchandise. During the fourth quarter of 1995, the Company took advantage of the opportunity to purchase domestic product under attractive terms, while the receiving of some imported goods was delayed. This resulted in a decrease in imports as a percentage of total purchases. While fluctuations between imported and domestic merchandise occur throughout the year, the Company does not foresee any significant changes in the overall mix of imports and domestic purchases and expects imports to continue to account for approximately 35% to 40% of total purchases at cost.

    Selling, general and administrative expenses increased $16.8 million, or 28.4%, from 1994 to 1995, but decreased as a percentage of net sales to 25.3% from 25.6%. The decrease is due primarily to the recognition in 1994 of $1.0 million of costs associated with the grant of stock options and the comparable store net sales growth. Excluding the stock option costs, selling, general and administrative costs increased as a percentage of net sales to 25.3% from 25.1% during the period. This increase is primarily due to a slight increase in store payroll costs arising from efforts focused on strengthening store appearance and merchandise presentation as well as increasing inventory levels, predominantly in the third quarter of 1995. Depreciation and amortization expense increased $1.3 million but remained constant as a percentage of net sales at 1.8% for 1995 and 1994.

    Operating income increased $9.8 million, or 36.2%, to $36.7 million for 1995 from $26.9 million for 1994 and increased as a percentage of net sales to 12.2% from 11.6% for the reasons noted above. Excluding stock option costs incurred in 1994, operating income increased as a percentage of net sales to 12.2% for 1995 from 12.1% for 1994.

    Interest expense decreased $1.4 million to $2.6 million in 1995 compared to 1994. The Company was able to delay the use of its credit lines because of increased cash flows and a higher cash balance at the beginning of the year. The Company also redeemed and extinguished its 12% Notes and issued 9% Subordinated Notes, and wrote off the related discount and deferred financing costs at the end of 1994, resulting in no amortization expense in 1995.

Year Ended December 31, 1993 Compared to Year Ended December 31, 1994

    Net sales increased $63.8 million, or 38.1%, from $167.8 million in calendar 1993 to $231.6 million in calendar 1994. Of this increase, (i) approximately 79.9%, or $51.0 million, was attributable to a net increase of 156 stores opened in 1993 and 1994, which are not included in the Company's comparable store net sales calculation and (ii) 20.1%, or $12.8 million, was attributable to comparable store net sales growth, which represented a 9.1% increase over comparable store net sales in calendar 1993. Because substantially all the Company's products sell for $1.00, the increase in comparable store net sales was a direct result of increased unit volume. The Company opened 74 new stores in 1993 compared to 82 new stores opened in 1994.

    Gross profit increased $24.7 million, or 40.2%, from $61.4 million in calendar 1993 to $86.1 million in calendar 1994. As a percentage of net sales, gross profit increased from 36.6% to 37.2%, reflecting a general increase in merchandise margin and a decrease in store occupancy costs as a percentage of net sales, which was partially offset by an increase in distribution costs as a percentage of net sales and a slight increase in inventory shrinkage as a percentage of sales. The increase in merchandise margin as a percentage of net sales reflected the Company's increased purchases of foreign goods directly from manufacturers. The decrease in store occupancy costs as a percentage of net sales was due primarily to the comparable store net sales growth. The increase in distribution costs as a percentage of net sales was due primarily to the costs associated with the operation of the Memphis distribution center, which opened in January 1994. The Memphis distribution center reached full capacity for the first time during the third quarter of 1994.

    Selling, general and administrative expenses decreased as a percentage of net sales from 28.0% in calendar 1993 to 25.6% in calendar 1994. Costs associated with the 1993 Recapitalization represented 2.6% of net sales, or $4.4 million, in calendar 1993. Costs associated with the 1993 Recapitalization were $3.6 million of management incentive expenses and approximately $0.8 million of transaction expenses including approximately $0.4 million in consulting fees paid to Saunders Karp & Co., approximately $0.3 million in legal fees and approximately $0.1 million in accounting fees. On March 30, 1994 the Company granted options to purchase 310,511 shares of Common Stock at the exercise price of $2.90 per share. Costs associated with the March 30, 1994 grant of stock options were $1.0 million or 0.4% of net sales in calendar 1994. Excluding the recapitalization costs and stock option costs, selling, general and administrative costs decreased as a percentage of net sales from 25.4% in calendar 1993 to 25.1% in calendar 1994. Excluding $1.0 million of compensation expense related to the grant of certain stock options in 1994, operating expenses increased from $39.6 million in calendar 1993 to $54.0 million in calendar 1994, but decreased as a percentage of net sales from 23.6% to 23.3% during the same period due primarily to the comparable store net sales growth. Depreciation and amortization expense increased from $3.1 million in calendar 1993 to $4.2 million in calendar 1994 primarily due to new store growth, but remained constant as a percentage of net sales at 1.8% for calendar 1993 and calendar 1994.

    Operating income increased from $14.4 million in calendar 1993 to $26.9 million in calendar 1994. Excluding the recapitalization costs incurred in 1993 and stock option costs incurred in 1994, operating income increased from $18.8 million in calendar 1993 to $27.9 million in calendar 1994, representing a 48.4% increase, and increased as a percentage of net sales from 11.2% to 12.1% during the same periods.

    Interest expense increased $2.2 million between calendar 1993 and calendar 1994, primarily due to the interest on the debt incurred in connection with the 1993 Recapitalization.

    The Company incurred an extraordinary loss of $1.3 million on early retirement of debt, which is net of $0.9 million of income tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's capital requirements result primarily from capital expenditures related to new store openings and working capital requirements related to new and existing stores. The Company's working capital requirements for existing stores are seasonal in nature and typically reach their peak near the end of the third and beginning of the fourth quarter of the year. Historically, the Company has met its seasonal working capital requirements for existing stores and funded its store expansion program from internally generated funds and borrowings under its credit facilities.

    During calendar 1993, 1994 and 1995 and the first three months of 1996, net cash provided by (used in) operations was $15.5 million, $17.5 million, $27.2 million and ($17.2) million, respectively. The net cash used in operations during the first three months of 1996 was used primarily to build inventory levels. Net cash used in investing activities during the same periods was $6.6 million, $6.9 million, $11.6 million, and $56.6 million, respectively. During calendar 1993, 1994 and 1995, net cash used in investing activities consisted primarily of capital expenditures relating to new store expansion. During the first three months of 1996, net cash used in investing activities consisted primarily of the payment for the acquisition of Dollar Bills. Net cash provided by (used in) financing activities during the same periods was ($8.8) million, ($5.5) million, $0.8 million and $64.5 million, respectively. In 1993, these funds were primarily used for the extinguishment of debt, to make a subchapter S corporation distribution relating to shareholders' tax liability and to make a special shareholder distribution in August 1993. In 1994, these funds were primarily used for the extinguishment of debt. In 1995, the funds provided were primarily a result of the exercise of stock options granted under the Company's Stock Option Plan. During the first three months of 1996, net funds provided by financing activities were attributable to borrowings incurred to fund the acquisition of Dollar Bills.

    The Company ended the first quarter of 1996 with a high cash position due to the quarter ending on a weekend, resulting in three days of sales remaining in store accounts. Additionally, transitory funds remained in dormant Dollar Bills depositary accounts. These funds were transferred into the Company's main account in early April and were used to fund working capital requirements.

    The Company expects to expand by approximately 90 to 100 stores during 1996, in addition to the 136 stores added in the Dollar Bills stock purchase, and by approximately 140 stores during 1997. In 1995, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $152,000 per store. The Company's cash needs for opening new stores in 1996 are expected to total approximately $15.9 million, $8.7 million of which is budgeted for capital expenditures and $7.2 million of which is budgeted for initial inventory and pre-opening costs. The Company's total planned capital expenditures for 1996, including expected expenditures for Dollar Bills stores, are approximately $17.0 million. Total capital expenditures for 1996 include planned expenditures for expanding and relocating stores, purchasing additional equipment for the distribution centers and computer system upgrades. Expenditures related to Dollar Bills stores are expected to amount to approximately $3.8 million and include the purchase and installation of registers and back office personal computers, the purchase of merchandise display units and modifications to checkout and backroom areas in the stores.

    In January 1996, the Company entered into a new credit agreement which provides for (i) a $60 million development facility (the "Development Facility"), under which amounts outstanding bear interest at the lesser of the agent bank's prime rate or a rate equal to LIBOR plus a variable rate determined from certain financial ratios, and (ii) a $60 million working capital line, amounts outstanding under which bear interest at the lesser of the agent bank's prime rate or a rate equal to LIBOR plus a variable rate determined from certain financial ratios. Any amounts repaid under the Development Facility, including amounts paid by the Company with the net proceeds of the offering, will become available for subsequent borrowings. The credit agreement requires the maintenance of certain specified financial ratios, which may have the effect of restricting the Company's ability to pay dividends, and restricts levels of capital expenditures and the incurrence of debt. The Company's credit agreement also provides for a security interest in favor of the banks upon the Company's inventory and intercompany receivables. It further provides that an event of default occurs if the Founders collectively own less than 10% of the outstanding shares of the Company. The Development Facility is required to be repaid on April 9, 1997. The working capital line expires May 31, 1999. The working capital line must have a zero balance for 30 consecutive days from December 1 to January 31. At March 31, 1996, the Company's borrowings under its new bank facilities were $71.1 million, of which $52.6 million was under the Development Facility and $18.5 million was under the working capital line, leaving an additional $48.9 million available under the facilities provided by the credit agreement.

    The Company believes that it can adequately fund its planned capital expenditures and working capital requirements for the next several years from net cash provided by operations and availability under its new credit facilities. The use of a major portion of the development facility in the acquisition of stock of Dollar Bills is not expected to affect the Company's ability to fund operations and expenditures. The increased borrowings will, however, result in increased interest charges in 1996.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    The Company has historically experienced and expects to continue to experience seasonal fluctuations in its net sales, operating income and net income. The highest sales periods for the Company are the Christmas and Easter seasons. A disproportionate amount of the Company's net sales and a substantial majority of the Company's operating and net income are generally realized during the fourth quarter. In anticipation of increased sales activity during these months, the Company purchases substantial amounts of inventory and hires a significant number of temporary employees to bolster its permanent store staff. If for any reason the Company's net sales were below seasonal norms during the fourth quarter, including as a result of merchandise delivery delays due to receiving or distribution problems, the Company's annual operating results, particularly operating and net income, could be adversely affected. Historically, net sales, operating income and net income have been weakest during the first quarter, and the Company expects this trend to continue. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores and the merchandise mix.

    Shifts in the timing of certain holidays may also have an effect on quarterly results. The Company believes that the change in the timing of the Easter holiday from April 3 in 1994 to April 16 in 1995 shifted most Easter sales from the first quarter in 1994 to the second quarter in 1995 and that the change in the timing of the Easter holiday from April 16 in 1995 to April 7 in 1996 shifted a substantial amount of Easter sales from the second quarter in 1995 to the first quarter in 1996. The Company anticipates that the change in the timing of the Easter holiday from April 7 in 1996 to March 30 in 1997 could shift a substantial additional amount of Easter sales from the second quarter in 1996 to the first quarter in 1997.

    The following table sets forth certain unaudited results of operations for each quarter of 1994 and 1995 and the first quarter of 1996. The unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period. Although the Company has experienced significant increases in comparable store net sales increases historically, management expects that any increases in comparable net sales in the future will be smaller than those experienced historically.

                                                                        QUARTER ENDED
                              --------------------------------------------------------------------------------------------------
                              MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,
                                1994       1994       1994        1994       1995       1995       1995        1995       1996
                              --------   --------   ---------   --------   --------   --------   ---------   --------   --------
                                                                    (DOLLARS IN THOUSANDS)
Net sales...................  $ 36,169     45,046     53,883      96,503    48,733      62,885     67,427     121,185    84,975
Gross profit................    11,893     15,522     20,322      38,383    16,458      22,340     26,068      47,811    29,070
Operating income (loss).....      (791)     2,364      5,688      19,680       865       4,879      6,656      24,305     2,570
Stores open at end of
period......................       345        370        392         409       424         452        478         500       660
Comparable store net sales
increases...................       7.5%       4.7%      13.6%        8.4%      6.8%       16.8%       2.8%        3.8%     11.8%

INFLATION

    The Company's ability to provide quality merchandise at the $1.00 price point is subject to certain economic factors which are beyond the Company's control, including inflation. Significant and unexpected increases in inflation could have a material adverse effect on the Company's business and results of operations, especially given the constraints on the Company's ability to pass on any incremental costs through price increases.

                                    BUSINESS

HISTORY

    Dollar Tree was established by J. Douglas Perry, the Company's Chairman, Macon F. Brock, Jr., the Company's President and Chief Executive Officer, and H. Ray Compton, the Company's Executive Vice President and Chief Financial Officer (the "Founders"). Messrs. Perry and Brock began their careers in the variety store business in 1969, working in a "five and dime" variety store owned by Mr. Perry's father. In 1970, they, along with Mr. Perry's father, founded K&K Toys, Incorporated ("K&K Toys"). Under their management and that of Mr. Compton, who joined K&K Toys in 1979, K&K Toys expanded to 136 stores and was one of the largest mall based toy retailers in the United States, based on number of stores, when it was sold in October 1991.

    In the mid 1980s, the Founders saw the opportunity to expand the variety store concept into a new type of store, the "dollar store". In the 1980s, traditional discount variety stores (such as Woolworth) were encountering increasing competition from new mass merchandisers (such as Wal-Mart) and smaller format, low price variety stores (such as Dollar General), both formats emphasizing selection and value. In November 1986, Dollar Tree Stores opened five variety stores using the $1.00 price point. From November 1986 through October 1991, the Company increased the number of stores to 171, while continuing to develop the Dollar Tree concept. During this period, Dollar Tree benefitted from the Founders' familiarity with variety store retailing and from the existing infrastructure of K&K Toys, with whom Dollar Tree shared certain operating functions and expenses.

    Following the sale of K&K Toys in 1991, the Founders focused their attention solely on Dollar Tree and effected a number of strategic changes, including (i) shifting the Company's merchandising focus away from closeout merchandise towards its current emphasis on providing selection and value in traditional variety store categories, (ii) focusing its expansion strategy on strip center locations, (iii) accelerating the Company's expansion program and (iv) improving the depth of the management team and breadth of operational controls.

    Dollar Tree has opened over 70 new stores in each of the last three years. Dollar Tree stores have been successful in major metropolitan areas, mid-sized cities and small towns with populations under 25,000, and management believes that Dollar Tree stores can perform well in a variety of locations. The Company is focusing its expansion strategy on strip center locations anchored by strong mass merchandisers such as Wal-Mart, whose target customers management believes are similar to those of Dollar Tree.

    On January 31, 1996, the Company acquired all of the stock of Dollar Bills, Inc. ("Dollar Bills"). At the time of the acquisition, Dollar Bills owned and operated 136 discount variety stores in 16 states, offering merchandise primarily at the $1.00 price point under the name Dollar Bill$. In addition, Dollar Bills operated a distribution center in the Chicago area and a wholesale division. The Company plans to continue operating the Dollar Bills stores, distribution center and wholesale division. The Company paid approximately $54.6 million for 100% of the stock of Dollar Bills and has accounted for the acquisition as a purchase. Dollar Bills reported sales of $113.3 million ($102.0 million of which were from retail operations and $11.3 million of which were from wholesale operations) and operating income of $4.7 million for its fiscal year ended September 30, 1995. On a pro forma basis after giving effect to the acquisition, the Company had $404.1 million in net sales, $140.2 million in gross profit and $44.0 million in operating income for the year ended December 31, 1995 and had $91.5 million in net sales, $30.9 million in gross profit and $2.1 million in operating income for the three months ended March 31, 1996. Pro forma results give effect to certain adjustments, before any nonrecurring charges or credits, and do not purport to be indicative of the results that would have occurred had the transaction taken place at the beginning of the period or of future results.

    While the Company's Dollar Tree and Dollar Bills stores are in the same business, there are a number of significant operational differences between them. Dollar Bills stores typically (i) are larger, and accordingly have higher average sales per store; (ii) are more concentrated in urban areas than

Dollar Tree stores; (iii) carry a higher proportion of consumable merchandise, such as food, health and beauty aids and everday household supplies, which typically have lower merchandise margins, and a lower proportion of leisure items, such as toys and gifts, which typically have higher merchandise margins;
(iv) carry less inventory per square foot because of different store fixtures; and (v) offered a limited number of multi-price point items, which the Company expects to continue to offer only at certain Dollar Bills locations and at prices not exceeding $5.00. All of these differences are being evaluated by management to determine how certain characteristics in either or both types of stores can best be combined to operate stores which reach the optimum level of sales in their respective markets.

    Management believes that the Dollar Bills acquisition broadens the Company's base in terms of geographic coverage, merchandise categories, and market share, while taking advantage of the Company's existing infrastructure. The Company currently intends to continue to operate those stores under the Dollar Bill$ name. Most Dollar Bills stores are located in different retail markets from existing Dollar Tree stores, resulting in little competition for sales. The business combination also adds a modern 250,000 square foot distribution center in the Chicago area, which has been in operation for two years.

    In general, the Company expects to run the Dollar Bills stores in the same manner as its Dollar Tree stores, except that the Company expects to continue to offer some multi-price point items, sold at prices not exceeding $5.00, in a small number of select Dollar Bills stores. In the discussions that follow, historical information and results of operations relate solely to Dollar Tree, while anticipated changes brought about by this acquisition are discussed where they have been identified. Management continues to evaluate certain aspects of the merger of the two companies. See also "--Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BUSINESS STRATEGY

    The Company's goal is to continue its leadership position in the $1.00 price point segment of the discount retail industry. The key elements of the Company's business strategy include:

        Value Offering. Dollar Tree's management strives to exceed its customers' expectations of the range and quality of products that can be purchased for $1.00. Management believes that many of the items Dollar Tree sells for $1.00 are typically sold for higher prices elsewhere. The Company is able to offer such value in part by purchasing a substantial portion of its products directly from foreign manufacturers, allowing the Company to pass on savings to the customer. In addition, direct relationships with both domestic and foreign manufacturers permit broad product selection, customized packaging and frequently the ability to obtain larger sizes and higher package quantities.

        Changing Merchandise Mix. The Company supplements its wide assortment of quality everyday core merchandise with a changing mix of new and exciting products, including seasonal goods, such as summer toys, back-to-school products and Christmas wrapping paper and, to a limited extent, selected closeout merchandise. The Company also takes advantage of the availability of lower priced, private label goods, which are comparable to national name brands.

        Strong and Consistent Store Level Economics. The Company believes that its attractive store level economics and the flexibility of its real estate strategy provide it with a wide range of real estate opportunities and will facilitate its continued expansion. The Company's Dollar Tree stores have historically been profitable within the first full year of operations, with an average store level operating income of approximately $147,000 (approximately 23% of net sales) for stores whose first full year of operations was 1995. In addition, the operating performance of the Company's Dollar Tree stores has been very consistent, with over 90% of the Company's stores having store level operating income margins in excess of 15% in 1995, and over 80% of the Company's Dollar Bills stores having store level operating income margins in excess of 15% in 1995. Operating income margins at certain Dollar Bills stores were comparatively lower due to a higher proportion of consumable goods that have a lower merchandise margin being offered at such stores.

        Experienced Retail Management Team. The Company's three executive officers, J. Douglas Perry, Macon F. Brock, Jr., and H. Ray Compton, each have between 17 and 27 years of experience in the retail industry and have worked together for the past 17 years. Additionally, the Company's eight Vice Presidents each have significant experience in their respective areas of operational expertise.

        Cost Control. Given the Company's pricing structure, Dollar Tree believes that maintaining sufficient gross margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Dollar Tree closely manages both retail inventory shrinkage and retail markdowns of inventory, limiting each to an average of less than 2.5% of annual net sales over the last five years. While the acquisition of Dollar Bills may cause a slight increase in both retail inventory shrinkage and in retail markdowns as a percentage of net sales, the Company does not believe it will have a material adverse effect. In the past five years, Dollar Tree increased its gross profit margin from 34.7% to 37.5% and increased its operating income margin from 7.3% to 12.2%. From the three months ended March 31, 1995 to the three months ended March 31, 1996, gross profit margin increased from 33.8% to 34.2% and operating income margin increased from 1.8% to 3.0%.

        Site Selection. The Company maintains a disciplined, cost sensitive approach to site selection, favoring strip centers and selected enclosed malls. In the last four years, Dollar Tree has opened primarily strip center based stores, which have historically required lower initial capital investment and generated higher operating margins than mall stores. The Company favors opening new stores in strip center locations anchored by strong mass merchandisers such as Wal-Mart, Target and Kmart, whose target customers management believes are similar to those of Dollar Tree.

GROWTH STRATEGY

    Prior to the acquisition of Dollar Bills, the primary factors contributing to Dollar Tree's net sales growth were new store openings and comparable store net sales increases. For the five years ended December 31, 1995, net sales increased at a compound annual growth rate of 43.4% and operating income increased at a compound annual growth rate of 62.9%. Management anticipates that the primary sources of future sales growth will be new store openings and to a lesser degree sales increases from expanded and relocated stores and comparable store net sales increases. Currently, management anticipates expanding by approximately 90 to 100 stores in 1996, in addition to 136 Dollar Bills stores added in January 1996, and approximately 140 stores in 1997. It is currently anticipated that all of such stores will be opened under the Dollar Tree name; however, the Company continues to evaluate the effect of store name on sales in certain markets. The Company's expansion plans include increasing its presence in its existing markets to take advantage of market opportunities, efficiencies in distribution and field management, and selectively entering new markets. Although the Company has experienced significant increases in comparable store net sales historically, management expects that any increases in comparable store net sales in the future will be smaller.

    Dollar Tree's real estate strategy allows the Company the flexibility of opening stores in a variety of locations. Management believes that Dollar Tree stores can perform well in strip center locations and selected mall locations. The Company is currently concentrating on strip center locations anchored by strong mass merchandisers such as Wal-Mart, Target and Kmart, whose target customers management believes are similar to those of Dollar Tree. Although strip center locations typically have lower sales per square foot, strip center locations benefit from lower total investment requirements and lower occupancy costs than mall based locations. Dollar Tree stores have been successful in major metropolitan areas such as Washington/Baltimore, mid-sized cities such as Norfolk, Virginia, and small towns with populations under 25,000. Management also believes that its stores have a relatively small shopping radius, which permits the concentration of multiple stores in a single market.

MERCHANDISING

    Dollar Tree's primary goal in merchandising is to offer a wide assortment of products in traditional variety store categories which exceed customer expectations of the value available for $1.00. The Company seeks to accomplish this goal by: (i) offering a balanced mix of everyday core products and changing products in traditional variety store categories, (ii) maintaining a disciplined, global purchasing program and (iii) emphasizing the effective presentation of merchandise in the stores.

    Merchandise. Management believes its merchandise mix differentiates Dollar Tree from other discount variety stores selling at the $1.00 price point. The Company's stores offer a well stocked selection of core and changing products within the traditional variety store categories, although the actual items and brands offered at any one time will vary. The traditional variety store categories featured in Dollar Tree stores include housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware, jewelry/sunglasses, hair goods and accessories, crafts, baby and infant products, softlines, batteries and pet supplies. The wide variety and freshness of merchandise and the $1.00 price point create excitement for customers, which management believes results in "impulse" purchases and encourages consumers to make return visits to the store.

    Dollar Tree utilizes seasonal merchandise and, to a limited extent, selected closeout merchandise to add to the variety and freshness in the stores' merchandise. Seasonal goods include summer toys, back-to-school products and Christmas wrapping paper. The Company purchases closeout merchandise, which management believes can be effective in generating recognized value and excitement, as opportunities present themselves, but limits the percentage of total inventory represented by closeout merchandise to less than 20%.

    When the opportunity presents itself, the Company purchases items which it prices at two for $1.00. These items provide sufficient value to the customer without compromising the Company's margin goals. These items are the only items in the store on which a price tag is used, and customers may buy only one item if desired.

    Merchandise in the Dollar Bills stores is predominantly of the same categories, although of a different mix, most notably with a stronger emphasis on food and health and beauty aids. In the past, Dollar Bills stores had carried some items priced above $1.00 which will be phased out with the exception of a limited number of multi-price point items, which the Company expects to continue to offer only at certain Dollar Bills locations and at prices not exceeding $5.00.

    Purchasing. Management believes that its disciplined purchasing program, its relationships with its suppliers and the exclusive focus of its buying power at the $1.00 price point contribute to its successful purchasing strategy. Dollar Tree believes that offering perceived value to its customers while maintaining target merchandise margins in its purchasing program is critical to its success.

    The Company purchases merchandise from 400 to 500 vendors annually, buying both directly from vendors and indirectly from trading companies and brokers. No vendor accounted for 10% or more of total merchandise purchased in either of the last two calendar years. New vendors are used frequently to offer competitive, yet varied, product selection and to maintain high levels of value.

    The Company deals with its suppliers principally on an order-by-order basis and has no long-term purchase contracts or other contractual assurance of continued supply or pricing. While there can be no assurance of a continuing and increasing supply of quality merchandise suitable to be priced by the Company at $1.00, management believes that such merchandise will be available in sufficient quantities to meet the Company's plans for future growth.

    The Company recently terminated its relationship with a Hong Kong trading company that accounted for approximately 6% of the Company's purchases in 1995. The trading company had obtained payment on a number of letters of credit issued on the Company's behalf by falsely claiming that conforming goods had been shipped, when in fact the trading company had either shipped non-conforming goods or empty containers. During the second quarter of 1996, the Company intends to increase its previously established reserves by an additional $300,000 to $400,000 for potential losses arising from the letters of credit upon which the trading company has obtained payment. The Company has cancelled all outstanding purchase orders with the trading company. In addition to the payments already obtained by the trading company, there remains approximately $2.7 million in undrawn irrevocable letters of credit issued to the trading company with respect to the cancelled orders. The Company has taken extensive measures, including legal action against the trading company, which it believes have substantially limited its exposure with respect to the remaining undrawn letters of credit. Although there can be no assurances in this regard, the Company believes it is unlikely that its losses in connection with this matter will significantly exceed its reserves. The Company has also expanded its relationship with another trading company which it believes will be able to fill most of the cancelled orders and fulfill the Company's future needs. There can be no assurances, however, that this shift in suppliers will not result in a temporary disruption or delay in the receipt of merchandise.

    Visual Merchandising. Management believes that the presentation of its merchandise is critical to communicating value and excitement to its customers. Stores are attractively designed with the use of vibrant colors, uniform decorative signage and supportive accent lighting. The stores are bright, carpeted and provide background music, helping to create an inviting atmosphere for shoppers. Dollar Tree uses a variety of very adaptable merchandising fixtures, including slat walls, bins and shelving, and adjustable gift displays to allow flexibility and the shifting of the merchandise mix to feature seasonal merchandise. Some of these fixtures have been specifically designed for Dollar Tree, such as the customized shelf display designed to promote the store's porcelain gift products at the front of the stores. Dollar Tree maintains a Field Merchandising Group to coordinate visual presentation in stores throughout the chain. In addition, six store openers help to expedite the store opening process. The Company relies on attractive exterior signage and in-store merchandising as its primary form of advertising and generally does not utilize other forms of advertising.

IMPORTS

    In 1994 and 1995, the Company purchased approximately 39% and 34%, respectively, of its merchandise based on cost directly from vendors located abroad, primarily in Hong Kong and Taiwan (through which the Company's Chinese imports flow), Thailand, Brazil, India and the Philippines. The Company expects imports to continue to account for approximately 35% to 40% of total purchases at cost. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" ("MFN") trading status, currency fluctuations, work stoppages, economic uncertainties including inflation, foreign government regulations, political unrest and trade restrictions, including U.S. retaliation against unfair foreign practices. While the Company believes that it could find alternative sources of supply, an interruption or delay in supply from China or the Company's other foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on the Company's business and results of operations unless and until alternative supply arrangements are secured. Moreover, products from alternative sources may be of lesser quality and/or more expensive than those currently purchased by the Company.

    China is the source for a majority of the Company's direct imports and, the Company believes, is also the largest source of its indirect imports. Several trade-related and other issues have recently intensified tensions between the governments of the United States and China. These issues include China's efforts to disrupt Taiwan's elections by conducting military exercises in the Taiwan Straits, China's alleged sales of nuclear weapons-making equipment to Pakistan and the resulting temporary suspension of U.S. Export-Import Bank financing for sales to China, China's failure adequately to implement and enforce the terms of the intellectual property protection agreement reached with the United States in 1995, China's human rights record, China's alleged sale of missiles to Iran, the recent indictment of members of a Chinese weapons - smuggling operation with suspected ties to the Chinese Government; the growing U.S. trade deficit with China and the ongoing negotiations concerning China's accession to the World Trade Organization.

    Under U.S. law, countries may be subject to retaliatory trade actions under a number of trade statutes. One such statute is the "Special 301" provision, which requires the U.S. Trade Representative ("USTR") to determine whether the practices of foreign countries deny adequate and effective protection of intellectual property rights or fair and equitable market access for U.S. persons who rely on intellectual property protection. On April 30, 1996, the USTR designated China as a "priority foreign country" under the Special 301 provision for its failure adequately to implement and enforce the bilateral 1995 intellectual property rights agreement with the United States, and on May 15, 1996 the USTR announced its intention to impose prohibitive import tariffs on June 17, 1996 on certain categories of Chinese products, totaling approximately $2 billion in U.S. imports, unless China takes satisfactory action to implement the bilateral intellectual property agreement by that date. It is unclear whether China will, or can, take the actions necessary to forestall the imposition of sanctions between now and June 17. If punitive tariffs are imposed, the categories of goods that will be subject to such sanctions will be drawn from a larger list issued by the USTR on May 15. Two of the products on the May 15 list, stainless steel cookingware and certain types of paper bags, are products that the Company imports in significant quantities directly or indirectly from China. The Company has noncancellable orders to purchase products in these categories that will not be received prior to June 17, 1996, the tariffs on which, if imposed, would be approximately $1.6 million. In the event such tariffs were imposed, the Company would use its relationships with the vendors involved to attempt to renegotiate such noncancellable purchase orders, although there can be no assurances that such efforts would be successful. If the USTR decides that those products, or others that the Company imports, should be targeted for punitive import duties, the Company expects that it would, except in the case of the noncancellable purchase orders referred to above, substitute similar goods from other countries or other categories of goods, which, for the remainder of 1996 at least, would likely be at higher cost. The imposition of punitive tariffs on such Chinese products could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

    China is currently accorded MFN status by the United States, and, as such, products imported from China are generally subject to favorable United States import duties. The MFN status of China is reviewed annually by the United States government and, accordingly, extension of such status is subject to political uncertainties. On May 31, 1996, President Clinton transmitted his formal recommendation to the U.S. Congress that MFN status for China be renewed. Senator Robert Dole, the presumptive Presidential nominee of the Republican party, has also announced his support for MFN renewal. The Congress now has until September 1, 1996 to decide whether to oppose that recommendation, which it must do, if at all, by a joint resolution of both houses of Congress. As a result of the number of outstanding issues that currently exist between the United States and the Chinese government, it is possible that there may be significant opposition to the extension of MFN status for China when the issue comes before Congress. If a joint resolution were to be adopted, China's MFN status would expire 61 days after the joint resolution became effective. Loss of China's MFN status could impose significantly higher purchasing costs on the Company, including increased tariffs on goods and could have a material adverse effect on the Company's business and results of operations unless and until alternative sources of supply were secured.

COST CONTROL

    Dollar Tree believes that, given the Company's pricing structure, maintaining sufficient gross margins and tight control over store expenses, corporate expenses and inventories is critical to its success. Accordingly, the Company's store format and operations, field management structure, site selection, warehousing and distribution strategy and management information systems are all designed to implement the Company's business strategy within a low cost operating structure.

STORE FORMAT

    The prototype for future Dollar Tree stores is between 3,500 to 4,000 square feet per store, of which approximately 85% to 90% represents selling space. This represents a modest increase over the historical average of approximately 3,000 square feet per store. Merchandise is densely stocked and organized by category according to a standard store layout plan used throughout the chain. The wide variety, value and freshness of merchandise at the $1.00 price point and lively appearance of the store create excitement for customers that management believes results in high store traffic, high sales volume and an environment which encourages "impulse" purchases. Signs throughout the store such as "New Arrivals Weekly" emphasize the arrival of new merchandise and, management believes, encourage customers to purchase products while merchandise is available. Night stocking and "recovery" of the stores help maintain the stores' clean and neat appearance as well as ensure that the maximum amount of merchandise is displayed, particularly in the busy fourth quarter. The size of the store, standard layout, merchandising by category, pricing structure and convenient locations combine for a time efficient shopping experience for the customer.

    Dollar Bills stores tend to be somewhat larger, with an average of 4,000 to 4,500 square feet. The format in these stores will be coordinated with that of Dollar Tree stores as management deems prudent.

STORE OPERATIONS

    Each store typically employs a manager, two assistant managers and 4 to 20 sales associates, most of whom are part-time. Additional temporary personnel are typically hired to assist the stores with increased store traffic and sales volume in the fourth quarter. Store managers are responsible for the operations of individual stores, including recruiting and hiring store personnel, communicating financial results nightly and coordinating with the distribution staff on ordering, receiving and displaying weekly shipments. Centralized check-out at the front of the store and simple pricing ensure that customers are not kept waiting. The Company does not accept credit cards.

FIELD MANAGEMENT AND PERSONNEL

    Management believes its philosophy of providing strong field and store management is an integral element of delivering value to its customers. The Company maintains a highly trained and well managed staff to ensure that all stores are continuously well maintained and tightly controlled and to provide the best possible customer service. The field organization is directed by the Senior Vice President, Sales and Operations, assisted by two Directors of Sales and Operations and eight Regional Managers, who in turn oversee numerous District Managers and Area Supervisors. The corporate office is home of "Dollar Tree University," where all field and store managers receive extensive training.

    Management believes its compensation and benefit programs are a key element in attracting and retaining qualified field management and store personnel and in obtaining a high degree of dedication from employees to their jobs. To motivate the Company's field organization, Dollar Tree has in place bonus plans for the certain groups, including Regional Managers, Regional Field Merchandisers, District Managers, Store Managers and Associate Store Managers. Compensation under the various bonus plans are based on a variety of factors which vary between plans. These factors include comparable store sales, overall sales performance, inventory shrinkage levels, payroll and net income. Eligible employees may participate in the Company's Employee Stock Purchase Plan and its 401(k) and profit sharing plan. In addition, medical and dental insurance are available to eligible employees.

STORE LOCATIONS

    As of March 31, 1996, Dollar Tree operated 660 stores in 26 states, 481 of which were located in strip centers (including certain non strip-center, urban based Dollar Bills stores) and 179 of which were located in malls. Of the strip center based stores, 181 were located in strips with Wal-Mart, 39 with Kmart and 24 with Target.

    The Company currently leases all of its existing store locations and expects that its policy of leasing rather than owning will continue as it expands. The Company's leases typically provide for a short initial lease term with options on the part of the Company to extend. Management believes that this lease strategy enhances the Company's flexibility to pursue various expansion and relocation opportunities resulting from changing market conditions. The Company's ability to open new stores is contingent upon locating satisfactory sites, negotiating favorable leases, obtaining necessary financing and recruiting and training additional qualified management personnel.

    As current leases expire, the Company believes that it will be able either to obtain lease renewals if desired for present store locations, or to obtain leases for equivalent or better locations in the same general area. To date, the Company has not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. A substantial number of the Company's store leases contain certain provisions related to changes in control of the Company. These provisions may arguably be applicable in a substantial number of the Company's leases as a result of the 1993 Recapitalization, and may be applicable in a small number of additional leases as a result of the prior public offerings of the Company's common stock. Many of the Company's leases contain provisions with which the Company does not comply, including provisions requiring purchase of insurance upon leasehold improvements and/or property located in the stores, requiring the Company to advertise or prohibiting the Company from operating another store within a specified radius. Based primarily on the Company's belief that it maintains good relations with its landlords, that most of its leases are at market rents, and that it has historically been able to secure leases for suitable locations, management believes that these provisions will not have a material adverse effect on the business or financial position of the Company.

WAREHOUSING AND DISTRIBUTION

    Warehousing and distribution are managed centrally by the Company from its corporate headquarters, which is located in the same building as its Norfolk distribution center. The Company views maintaining strong warehousing and distribution support for its stores as a critical element of its expansion strategy and its ability to maintain a low cost operating structure. As the Company continues its expansion, it intends to open new units in regions around its distribution centers.

    The Norfolk distribution center consists of 186,000 square feet, while the Memphis distribution center, opened in 1994, encompasses 244,000 square feet. Including the newly acquired 250,000 square foot Chicago facility, the Company's distribution centers have the capacity to service an estimated 1,000 stores. The Company is currently evaluating the expansion and/or relocation of one or more of its distribution facilities to further increase capacity. The Company currently leases its corporate headquarters and Norfolk distribution center. The lease expires in December 2009, but may be extended by the Company for up to three additional five year periods. The distribution center in Memphis is also leased; this lease expires in September 2004, with four additional five year terms available. Additionally, the Company is taking over the lease on the Dollar Bills distribution center, located in the Chicago area; this lease expires in June 2005, with certain options to renew.

    Substantially all of the Company's inventory is shipped directly from suppliers to the Company's distribution centers. Dollar Tree's substantial distribution center capacity allows the Company to receive manufacturers' early shipment discounts and buy large quantities of goods at favorable prices. In addition, during the past several years the Company has utilized offsite facilities to accommodate large shipments of seasonal merchandise. Since the distribution centers maintain back-up inventory and provide weekly delivery to each store, in-store inventory requirements are reduced and the Company is able to operate with smaller stores than would otherwise be required. Since many stores are limited in size, off-hours stocking, as well as off-site storage space, is utilized to support the store's inventory turnover, particularly during the busy fourth quarter.

    Distribution to the stores is centrally controlled by the Company's distribution group. The Company's merchandise replenishment software generates distribution models that can be based on variables such as store volume and certain demographic and physical characteristics of the stores. Each store has a weekly and monthly budgeted inventory requirement based on its projected sales for the year and its existing inventory levels. Stores receive weekly shipments of merchandise from distribution centers based on their anticipated inventory requirements for each week and communication via telephone or electronic mail between store managers and the distribution group. The Company has the ability to make two weekly deliveries to high volume stores during the busy Christmas season.

    The Company's distribution fleet consists of 18 leased tractors and 57 owned trailers. The majority of the Company's inventory is delivered to the stores by contract carriers. The Company fleet is used in freight lanes which allow backhauls of merchandise from suppliers to its distribution centers and to service stores located near distribution centers. The Company is continuously looking for opportunities to reduce its freight and distribution costs and periodically evaluates various delivery options.

MANAGEMENT INFORMATION SYSTEMS

    The Company's management information systems allow it to monitor its merchandising, inventory, distribution and operating expenses centrally at its Norfolk headquarters. These systems allow the Company to support its stores efficiently, manage inventory turnover, and provide detailed financial reporting to support management's operational decisions and cost control efforts. The Company does not have and does not currently anticipate adding a point-of-sale system. The Company is in the process of integrating the Dollar Bills stores into the existing management information systems.

COMPETITION

    The retail industry is highly competitive. The Company's competitors include mass merchandisers (such as Wal-Mart), discount stores (such as Dollar General), variety stores (such as Woolworth), closeout stores (such as Odd Lot and Big
Lot) and other $1.00 price point stores (including All For One, a division of Consolidated Stores Corporation, All For A Dollar and Everything's a Dollar, a division of Value Merchants, Inc.). In January 1996, the Company acquired all of the stock of one of its competitors, Dollar Bills. Certain of the Company's competitors are units of national or regional chains that may have substantially greater financial resources than the Company. Several of the largest operators of discount stores at the $1.00 price point (or their parent companies) have recently filed for or emerged from bankruptcy protection in U.S. bankruptcy court and have closed a number of their stores, while others have abandoned the $1.00 price point concept and/or reconfigured their stores. The Company may face intense competition in the future which could have an adverse effect on its financial results.

TRADEMARKS

    The Company is the owner of Federal service mark registrations for "Dollar Tree," the "Dollar Tree" logo, "1 Dollar Tree" together with the related design, and "One Price . . . One Dollar," each of which expires in 2003 or later. A small number of the Company's stores operate under the name "Only $1.00," for which the Company has not obtained a service mark registration; if it were required to change the name of these stores, the Company does not believe that this would have a material adverse effect on its business. Additionally, with the acquisition of Dollar Bills in January 1996, the Company became the owner of various Federal service mark registrations, including a concurrent use registration for "Dollar Bill$" and the related logo.

EMPLOYEES

    The Company employed approximately 6,965 employees at March 31, 1996, approximately 1,795 of whom were full-time and 5,170 part-time. The number of part-time employees fluctuates depending on seasonal needs. The Company considers its relationship with employees to be good and has not experienced significant interruptions of operations due to labor disagreements. None of the Company's employees are currently represented by a labor union. On March 20, 1996, the employees of the Company's Norfolk distribution center voted against union representation by the International Brotherhood of Teamsters in an election certified by the National Labor Relations Board. The International Brotherhood of Teamsters cannot conduct another election at the Norfolk distribution center until March 20, 1997. There can be no assurance that any of the Company's employees will not in the future elect to be represented by a union.

LEGAL PROCEEDINGS

    On January 31, 1996, the Company bought all of the capital stock of Dollar Bills, pursuant to a stock purchase agreement. In March and April, 1996, Michael and Pamela Alper (the "Alpers"), former shareholders of Dollar Bills, together with a corporation they control, filed lawsuits in the state and federal courts in Cook County, Illinois, against the Company and one of its employees relating to the Dollar Bills transaction. The lawsuits seek to recover compensatory damages of not less than $10 million (which could be tripled under the federal antitrust law claim described below), punitive damages, attorney's fees, costs and injunctive and other relief.

    In the lawsuit, the plaintiffs claim that the Alpers were defrauded into selling the wholesale merchandising operations which were owned by Dollar Bills; that the Company improperly obtained and misused confidential and proprietary information related to those operations; that the Company breached the provisions of a confidentiality agreement which it had entered into with Dollar Bills when negotiations regarding the acquisition began; that the Company breached certain terms of the stock purchase agreement relating to the acquisition; that the Company intentionally or negligently misrepresented its intentions with respect to the wholesale merchandising operations; and that the Company and the co-defendant conspired to violate antitrust law by excluding the plaintiffs as competitors in the wholesale merchandising business. It is possible that, in the future, the plaintiffs could amend their complaint to request that the court set aside or rescind the entire Dollar Bills transaction. The Company emphatically denies the plaintiffs' claims and will vigorously defend itself in this matter.

    The litigation is in its preliminary stages and discovery has only recently commenced; however, based on management's understanding of the facts (which facts are contested by the plaintiffs) and the advice of its lead litigation counsel for this matter in reliance on such facts, the Company believes it is unlikely that the plaintiffs will ultimately prevail on the merits of this litigation. Accordingly, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's results of operations or financial condition. Nevertheless, particularly in light of the contested factual assertions, there can be no assurances regarding the ultimate outcome of this litigation or that this litigation will not have a material adverse effect on the Company's results of operations or financial condition. In any event, the litigation has diverted, and is expected to continue to divert, the efforts and attention of the Company's management.

    On May 1, 1996, the Company determined that certain terra cotta potted candles, approximately 31,170 sets of which it sold in April 1996, might contain a defect which could create a substantial risk of injury. As required by the Consumer Product Safety Act, the Company filed an initial report of the potential danger with the Consumer Product Safety Commission ("CPSC") on May 3, 1996. The Company has voluntarily stopped distribution of the product and intends to issue a recall to customers. The Company is not aware of any serious injuries, either to person or property, as a result of the potential defect.

    Additionally, the Company is a party to ordinary routine litigation and proceedings incidental to its business, including certain matters which may occasionally be asserted by the CPSC, none of which is individually or in the aggregate material to the Company.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to directors, executive officers and certain key personnel of the Company:

DIRECTORS AND EXECUTIVE OFFICERS     AGE            OFFICE
- ----------------------------------   ---   --------------------------------------------------

J. Douglas Perry                     48    Chairman of the Board; Director
Macon F. Brock, Jr.                  54    President and Chief Executive Officer; Director
H. Ray Compton                       53    Executive Vice President and Chief Financial
                                             Officer; Director
John F. Megrue                       37    Vice Chairman of the Board; Director
Allan W. Karp                        41    Director
Thomas A. Saunders, III              59    Director
Alan L. Wurtzel                      62    Director
Frank Doczi                          58    Director

CERTAIN KEY PERSONNEL

Thomas J. Bowyer                     37    Senior Vice President, Sales and Operations
Frederick C. Coble                   35    Vice President, Controller
K. Bryan Bagwell                     36    Vice President, Merchandise
Leonard Intrieri                     56    Vice President, Human Resources
Darcel L. Stephan                    38    Vice President, Information Systems
David W. Thomas                      36    Vice President, Leasing
Stephen W. White                     41    Vice President, Logistics

DIRECTORS AND EXECUTIVE OFFICERS

    J. Douglas Perry has been a Director and Chairman of the Board of the Company since 1986 when he founded the Company with Mr. Brock and Mr. Compton. Mr. Perry is primarily responsible for directing the real estate, leasing and construction functions of the Company. Until 1991, he was an executive officer of K&K Toys which he, along with Mr. Brock, Mr. Compton and Mr. Perry's father, built from its original single store to 136 stores. Mr. Perry has 27 years of retail experience. Mr. Perry attended Old Dominion University.

    Macon F. Brock, Jr. has been Chief Executive Officer of the Company since 1993 and a Director and President of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Compton. Mr. Brock directs the overall operations of the Company which primarily include purchasing, merchandising, logistics and distribution and store operations. Until 1991, he was employed in a similar role with K&K Toys. Mr. Brock has 27 years of retail experience. Mr. Brock graduated from Randolph Macon College, served in the U.S. Marine Corps as a Captain and was a special agent for U.S. Naval Intelligence.

    H. Ray Compton has been a Director, Executive Vice President and Chief Financial Officer of the Company since 1986 when he founded the Company with Mr. Perry and Mr. Brock. He is responsible for finance, maintenance of credit facilities, cash management, information systems and human resources. From 1979 until 1991 Mr. Compton was employed in a similar role with K&K Toys. Prior to 1979, he was associated for 15 years with a manufacturing company in various accounting and management positions. Mr. Compton graduated from Phillips Business College.

    John F. Megrue has been a Director and Vice Chairman of the Board of the Company since September 1993. Mr. Megrue has been a partner of SK Partners, L.P., which serves as the general partner of Saunders Karp & Co. and the Fund, since 1992. From 1989 to 1992 Mr. Megrue served as a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue received a B.S. in mechanical engineering from Cornell University and an M.B.A. from the Wharton School.

    Allan W. Karp has been a Director of the Company since September 1993. Mr. Karp has been a partner of SK Partners, L.P., which serves as the general partner of Saunders Karp & Co. and the Fund, since 1990. Before founding Saunders Karp & Co., Mr. Karp was a Principal in the Merchant Banking Department at Morgan Stanley & Co., where he began in the firm's Mergers and Acquisitions Department in 1983. Mr. Karp graduated from M.I.T.'s Sloan School of Management with a Masters of Science degree in Management.

    Thomas A. Saunders, III, has been a Director of the Company since September 1993. Mr. Saunders has been a partner of SK Partners, L.P., which serves as the general partner of Saunders Karp & Co. and the Fund, since 1990. Before founding Saunders Karp & Co., Mr. Saunders served as a Managing Director of Morgan Stanley & Co. from 1974 to 1989 and the Chairman of The Morgan Stanley Leveraged Equity Fund II, L.P., from 1987 to 1989. Mr. Saunders is a member of the Board of Visitors of the Virginia Military Institute and is the Chairman of the Board of Trustees of the University of Virginia's Darden Graduate School of Business Administration. Mr. Saunders is also a Trustee of the Cold Spring Harbor Laboratory. Mr. Saunders received a B.S. in electrical engineering from the Virginia Military Institute in 1958 and an M.B.A. from the University of Virginia's Darden Graduate School of Business in 1967.

    Alan L. Wurtzel has been a Director of the Company since April 1995. Mr. Wurtzel serves as the Vice Chairman of the Board of Circuit City Stores, Inc. ("Circuit City"), a large consumer electronics retailing chain. From 1986 to 1994, he served as Chairman of the Board of Circuit City. Prior to 1986, he served in several other capacities with Circuit City, including Chief Executive Officer (1973 to 1986). From December 1986 to April 1988, he served as President of Operation Independence, a non-profit organization. Mr. Wurtzel has been a director of Office Depot, Inc. since 1989. Mr. Wurtzel has 30 years of retail experience. He is a graduate of Oberlin College and Yale Law School.

    Frank Doczi has been a Director of the Company since May 1995. Mr. Doczi currently serves as Special Advisor to the Chairman of Hechinger Company. Prior to that appointment, he served as the President and Chief Executive Officer of Home Quarters Warehouse, Inc. ("HQ"), a subsidiary of Hechinger Company, from 1988 until 1995. Mr. Doczi had been with HQ since its inception in 1984. He also served as a member of the Management Committee for the Hechinger Company. Prior to Mr. Doczi's association with HQ, he spent seven years with Moore's, a chain of home centers operated by Evans Products Company, where he was the Senior Vice President, General Merchandise Manager. Mr. Doczi attended Rutgers University.

    Mr. Brock is married to Mr. Perry's sister. There are no additional family relationships among the Directors and executive officers.

CERTAIN KEY PERSONNEL

    Thomas J. Bowyer became Senior Vice President, Sales and Operations, of the Company in January 1995 and prior thereto served as Vice President, Sales and Operations from July 1991. Prior thereto, he served as Director of Sales and Operations of Dollar Tree from August 1989. His previous work experience includes positions as a district manager with K&K Toys from 1988 and in the grocery business, and store management positions with Circus World and Kay-Bee Toy Stores.

    Frederick C. Coble became Vice President, Controller, of the Company in December 1991 after having joined Dollar Tree in December 1989. Prior to joining the Company, he served as Internal Audit Manager with Royster Company, a manufacturing company, and as Audit Manager for KPMG Peat Marwick LLP. Mr. Coble graduated from the University of Virginia in 1982 and is a Certified Public Accountant.

    K. Bryan Bagwell became Vice President, Merchandise, of the Company in September 1993. Prior thereto, Mr. Bagwell served as Merchandise Manager for Dollar Tree from March 1993 to September 1993 and as a buyer for the Company from October 1991 to March 1993. Before joining the Company, Mr. Bagwell worked for K&K Toys from 1977 to October 1991, starting as a distribution center associate and leaving as a senior buyer.

    Leonard Intrieri became Vice President, Human Resources, of the Company in September 1989. Prior thereto, he served as Personnel Director from February 1987 to March 1989 and Director, Human Resources, from March 1989 to September 1989. Mr. Intrieri previously worked as Personnel Manager for K&K Toys (1984-1987), assistant personnel manager for Allied Marine Corporation (1982-1984), assistant personnel/employee relations manager for Colonial Stores/Big Star Supermarkets (1980-1982) and employment counselor for an independent employment agency (1979-1980).

    Darcel L. Stephan became Vice President, Information Systems, of the Company in September 1989. Prior thereto, she served as Data Processing Director from February 1987 to September 1989. Before joining the Company, Ms. Stephan worked for K&K Toys as Data Processing Supervisor from December 1980 to February 1987. Ms. Stephan previously worked as a programmer/analyst with Haynes Furniture, a furniture retailer, and C. Lloyd Johnson, a distributor of manufactured goods.

    David W. Thomas became Vice President, Leasing, of the Company in January 1995. Prior thereto, he served as Leasing Representative from July 1989 until February 1991 when he became Director of Real Estate. His previous work experience included positions as store manager for K&K Toys, account executive for a local radio station, sales associate at Circuit City Stores and a restaurant manager with the Marriott Corporation. Mr. Thomas attended Old Dominion University.

    Stephen W. White became Vice President, Logistics in December 1995 after having joined the Company in June 1994 as Director of Transportation and Distribution. Prior to joining the Company, he served as Director of Transportation and Distribution Planning for Ames Department Stores from July 1986 to June 1994. His previous work experience included various transportation and supply positions with a number of companies, including Shell Oil Company and Eastern Airlines. Mr. White graduated from Northeastern University in 1978.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership as of May 22, 1996 of the Common Stock by (i) each of the Directors,
(ii) each of the executive officers, (iii) all current Directors and executive officers as a group, (iv) each other person who is the beneficial owner of more than 5% of the outstanding Common Stock and (v) each other Selling Shareholder. The address of each Director and executive officer of the Company is c/o Dollar Tree Stores, Inc., 2555 Ellsmere Ave., Norfolk Commerce Park, Norfolk, Virginia 23513.

                                             BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                              BEFORE OFFERING(1)                       AFTER OFFERING(1)
                                           ------------------------                  ---------------------
                                                                         SHARES
                                             SHARES         PERCENT    OFFERED(2)      SHARES      PERCENT
                                           ----------       -------    ----------    ----------    -------
DIRECTORS AND EXECUTIVE OFFICERS
J. Douglas Perry........................    3,513,150(3)     13.72%       162,533     3,025,650     11.48%
Macon F. Brock, Jr......................    2,878,620(4)     11.24%       240,778     2,579,842      9.79%
H. Ray Compton..........................      921,576(5)      3.66%        90,000       771,576      2.98%
John F. Megrue..........................    9,959,878(6)     37.88%        --         8,589,815     31.76%
Alan W. Karp............................    9,959,878(7)     37.88%         2,244     8,589,815     31.76%
Thomas A. Saunders, III.................    9,959,878(8)     37.88%        --         8,589,815     31.76%
Alan L. Wurtzel.........................       16,500(9)       *           --            16,500       *
Frank Doczi.............................       11,250(10)      *           --            11,250       *

All current Directors and executive
 officers of the Company (8 persons)....   17,333,598        62.89%       495,555    15,022,769     53.06%

OTHER 5% SHAREHOLDERS
The SK Equity Fund, L.P.................    9,943,566(11)    37.82%     1,367,819     8,575,747     31.71%
 Two Greenwich Plaza
 Suite 100
 Greenwich, Connecticut 06830
Joan P. Brock...........................    1,443,973(12)     5.76%       188,722     1,255,251      4.86%
 Dollar Tree Stores, Inc.
 2555 Ellsmere Ave.
 Norfolk Commerce Park
 Norfolk, Virginia 23513

OTHER SELLING SHAREHOLDERS
Christopher K. Reilly...................        3,262(13)      *              449         2,813       *
Robert C. Miller and Macon F. Brock,
 Jr., as Trustees of the Joan P. Brock
 Grantor Retained Annuity Trust.........       59,559          *           28,000        31,559       *
Robert C. Miller and Macon F. Brock,
 Jr., as Trustees for Kathryn P.
Brock...................................      325,627(14)     1.29%        10,000       315,627      1.21%
Robert C. Miller and Macon F. Brock,
 Jr., as Trustees for Macon F. Brock,
III.....................................      325,627(14)     1.29%        10,000       315,627      1.21%
Robert C. Miller and Macon F. Brock,
 Jr., as Trustees for Christine B.
McCammon................................      325,627(14)     1.29%        10,000       315,627      1.21%
Robert C. Miller and J. Douglas Perry,
 Trustees of the Patricia W. Perry
 Grantor Retained Annuity Trust.........      494,029         1.97%       324,967       169,062       *
James P. Compton and Jean T. Compton,
 Trustees of the H. Ray Compton Grantor
Retained Annuity Trust..................      205,891          *           60,000       145,891       *
Melanie K. Berman, Custodian for Kyle
Galbreath Megrue........................        8,156(15)      *            1,122         7,034       *
Melanie K. Berman, Custodian for
 Christopher Galbreath Megrue...........        8,156(15)      *            1,122         7,034       *
Thomas A. Saunders, III and Joanne S.
 Berkley, as Trustees for the Ivor
 Family Trust...........................       16,312(16)      *            2,244        14,068       *

                                                   (Footnotes on following page)

(Footnotes for preceding page)
- ------------
  * less than 1%

 (1) As used in this table "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Any security that any person named above has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other person. The Company has issued warrants to acquire 2,482,178 shares of Common Stock (the "Warrant Shares") all of which are currently exercisable.

 (2) Assumes no exercise of the Underwriter's over-allotment option to purchase up to 487,500 shares of Common Stock. If the Underwriters exercise this option in whole or in part, the Selling Shareholders will sell additional shares generally in proportion to the respective amounts offered by them in the initial sale to the Underwriters.

 (3) Includes 1,211,853 shares and 558,489 Warrant Shares owned by trusts for the benefit of certain Perry family members, of which Mr. Perry is a trustee, but excludes 757,942 shares owned by Mr. Perry's wife, Patricia W. Perry.

 (4) Includes 477,951 shares and 558,489 Warrant Shares owned by trusts for the benefit of certain Brock family members, of which Mr. Brock is a trustee, but excludes 1,443,973 shares owned by Mr. Brock's wife, Joan P. Brock.

 (5) Includes 439,697 shares and 124,110 Warrant Shares owned by trusts for the benefit of certain Compton family members, over which Mr. Compton may indirectly exercise investment or voting power.

 (6) Represents 14,288 shares and 2,024 Warrant Shares owned by Mr. Megrue's sister as Custodian for his children. Also includes 8,708,955 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Megrue is a general partner of the general partner of The SK Equity Fund, L.P.

 (7) Includes 8,708,955 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P., and 2,025 Warrant Shares owned by Mr. Karp. Mr. Karp is a general partner of the general partner of The SK Equity Fund, L.P.

 (8) Represents 14,287 shares and 2,025 Warrant Shares owned by an irrevocable trust for the benefit of certain Saunders family members, of which Mr. Saunders is a trustee. Also includes 8,708,955 shares and 1,234,611 Warrant Shares owned by The SK Equity Fund, L.P. Mr. Saunders is a general partner of the general partner of The SK Equity Fund, L.P.

 (9) Includes 5,250 shares held in a revocable trust of which Mr. Wurtzel is a trustee and 11,250 shares issuable upon exercise of certain stock options granted to Mr. Wurtzel pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(10) Includes 11,250 shares issuable upon exercise of certain stock options granted to Mr. Doczi pursuant to The Dollar Tree Stores, Inc. Stock Incentive Plan.

(11) Includes 1,234,611 Warrant Shares. Messrs. Megrue, Saunders and Karp, as general partners of the general partner of The SK Equity Fund, L.P. (the "Fund"), may be deemed to have beneficial ownership of shares held by the Fund, and the shares and warrant shares held by the Fund have been attributed to them in the table above. See Notes (6), (7) and (8) above.

(12) Does not include 2,320,131 shares and 558,489 Warrant Shares beneficially owned by Mrs. Brock's husband, Macon F. Brock, Jr.

(13) Includes 405 Warrant Shares. Mr. Reilly is a principal of Saunders Karp & Co., an affiliate of The SK Equity Fund, L.P.

(14) Includes 186,163 Warrant Shares.

(15) Includes 1,012 Warrant Shares.

(16) Includes 2,025 Warrant Shares.

                                  UNDERWRITING

    The Underwriters named below have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares if they purchase any.

                                                                    NUMBER
UNDERWRITERS                                                       OF SHARES
- ----------------------------------------------------------------   ---------
Montgomery Securities...........................................
Goldman, Sachs & Co. ...........................................
Smith Barney Inc................................................

                                                                   ---------
    Total.......................................................   3,250,000
                                                                   ---------
                                                                   ---------

    The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow to selected dealers a concession of not more than $   per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 487,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    All of the Selling Shareholders have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose, directly or indirectly, of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters. The Company has agreed not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, as representative of the Underwriters, except that the Company, without such consent, may grant options or issue Common Stock upon exercise of new or outstanding options pursuant to The Dollar Tree Stores, Inc. Amended and Restated Stock Option Plan, The Dollar Tree Stores, Inc. Stock Incentive Plan and The Dollar Tree Stores, Inc. Employee Stock Purchase Plan.

    Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock and certain other legal matters in connection with this offering will be passed upon for the Company and the Selling Shareholders by Davis Polk & Wardwell, New York, New York, and Hofheimer, Nusbaum, McPhaul & Samuels, a Professional Corporation, Norfolk, Virginia. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of Dollar Tree Stores, Inc. as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Dollar Bills, Inc. (formerly known as Terrific Promotions, Inc.) as of September 31, 1994 and 1995, and for the fiscal years ended September 30, 1994 and 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. A copy of the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (3) the Company's Current Report on Form 8-K filed with the Commission on January 16, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on April 12, 1996, and (4) the Company's Registration Statement on Form 8-A filed February 28, 1995, registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to H. Ray Compton, Executive Vice President and Chief Financial Officer, 2555 Ellsmere Avenue, Norfolk, VA 23513.

  No dealer, sales representative,
or any other person has been
authorized to give any information
or to make any representations
other than those contained in this          3,250,000 SHARES
Prospectus, and, if given or made,
such information or representation
must not be relied upon as having
been authorized by the Company, any            [LOGO]
Selling Shareholder or by the
Underwriters. Neither the delivery      DOLLAR TREE STORES, INC.
of this Prospectus nor any sale
made hereunder shall under any
circumstances create any                     COMMON STOCK
implication that there has been no
change in the affairs of the
Company since the date hereof. This
Prospectus does not constitute an
offer to sell or a solicitation of
an offer to buy any securities
offered hereby by anyone in any
jurisdiction in which such offer or
solicitation is not authorized or
in which the person making such
offer or solicitation is not
qualified to do so or to any person
to whom it is unlawful to make such
offer or solicitation.






        ---------------------                   --------------
          TABLE OF CONTENTS                       PROSPECTUS
        ---------------------                   --------------

                                Page
                              ------
Prospectus Summary................ 3       MONTGOMERY SECURITIES
Risk Factors...................... 8
Use of Proceeds...................15       GOLDMAN, SACHS & CO.
Price Range of Common Stock.......15
Dividend Policy...................15        SMITH BARNEY INC.
Capitalization....................16
Selected Financial Data...........17
Management's Discussion and
  Analysis of Financial
  Condition and Results                               , 1996
  of Operations...................19
Business..........................27
Management........................37
Principal and Selling
  Shareholders....................40
Underwriting......................42
Legal Matters.....................43
Experts...........................43
Additional Information............43
Incorporation of Certain
  Documents by Reference..........44

- -----------------------------------     -----------------------------------
- -----------------------------------     -----------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

    The following table sets forth the fees and expenses payable in connection with the issuance and distribution of the securities other than underwriting discount. All of such expenses except the Securities and Exchange Commission registration fee and NASD filing fee are estimated:



Securities and Exchange Commission registration fee.............   $ 45,753
Blue Sky fees and expenses......................................     12,000
Printing expense................................................    120,000
Accounting fees and expenses....................................     50,000
Legal fees and expenses.........................................    210,000
NASD filing fee.................................................     13,769
Miscellaneous...................................................     48,478
                                                                   --------
      Total.....................................................   $500,000
                                                                   --------
                                                                   --------


The Company has agreed to pay the foregoing expenses.

- ------------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    To the full extent permitted by the Virginia Stock Corporation Act, the Articles of Incorporation require the Company to indemnify its officers and directors. Article V of the Articles of Incorporation provides that any director or officer who was or is a party to any proceeding shall be indemnified by the Company against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of the criminal law. The Company is also required to promptly pay for or reimburse all reasonable expenses, including attorneys' fees, incurred by a director or officer in advance of final disposition of the proceeding if the director or officer furnishes the Company with a written statement of his good faith belief that he has met the standard of conduct that is a prerequisite to his entitlement to indemnification and agrees to repay the advance if it is ultimately determined that he did not meet such standard of conduct. The Company is authorized to purchase and maintain insurance to insure the Company against its indemnification obligation, or insure any person who is or was a director, officer, employee, or agent of the Company against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not the Company has the power to indemnify him against such liability. The Company has directors and officers liability insurance. The Company is also empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability, whether occurring before or after the execution of the contract. Except to the extent contrary to the Articles of Incorporation or Virginia Stock Corporation Act, the Company is not prevented or restricted from making or providing for indemnities in addition to those provided in the Articles of Incorporation.

    Section 11 of the Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a) Exhibits

      1.1  --Form of Underwriting Agreement
 *    2.1  --Agreement for Purchase and Sale of Stock dated September 24, 1993 among J.
             Douglas Perry, Patricia W. Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray
             Compton and The SK Equity Fund, L.P.
 **   2.2  --Amended and Restated Stockholders Agreement effective March 13, 1995 among the
             Company, John F. Megrue, Thomas A. Saunders, III, and certain shareholders
 *    2.3  --Securities Purchase Agreement dated September 30, 1993 among the Company, J.
             Douglas Perry, Patricia W. Perry, Macon F. Brock, Jr., Joan P. Brock, H. Ray
             Compton, John F. Megrue, Thomas A. Saunders, III, Allan W. Karp, Christopher K.
             Reilly, and The SK Equity Fund, L.P., and the First Amendment thereto
 ***  2.4  --Agreement for Purchase and Sale of Stock dated as of January 16, 1996 between the Company and Michael N. Alper and Pamela J. Alper
 **   4.1  --Amended and Restated Stockholders Agreement (See Exhibit 2.2)
 *    4.2  --Third Restated Articles of Incorporation of the Company
 *    4.3  --Second Restated Bylaws of the Company
 *    4.4  --Form of Specimen Certificate representing the Company's Common Stock, $.01 par value per share
 **** 5.1  --Opinion of Hofheimer, Nusbaum, McPhaul & Samuels, a Professional Corporation,
             regarding the legality of the securities being registered
 ****23.1  --Consent of Hofheimer, Nusbaum, McPhaul & Samuels, a Professional Corporation
             (included in Exhibit 5.1 hereto)
     23.2  --Consent of KPMG Peat Marwick LLP, independent accountants
     23.3  --Consent of Arthur Andersen, LLP independent accountants
 ****24.1  --Power of Attorney (included in Part II of the Registration Statement)


- ------------

   * Incorporated by reference to the Company's Registration Statement on Form S-1, No. 33-88502.

  ** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

 *** Incorporated by reference to the Company's Current Report on Form 8-K dated
     February 14, 1996.


**** Previously filed in the Company's Registration Statement on Form
     S-3, No. 333-04391.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, Commonwealth of Virginia, on the 7th day of June, 1996.


                                          DOLLAR TREE STORES, INC.


                                          By /s/ MACON F. BROCK, JR.
                                             ...................................
                                                    Macon F. Brock, Jr.
                                               President and Chief Executive
                                                           Officer

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                              TITLE                       DATE
              ---------                              -----                       -----
/s/ J. DOUGLAS PERRY                    Chairman of the Board; Director         June 7, 1996
 ......................................
           J. Douglas Perry

/s/ MACON F. BROCK, JR.                 President and Chief Executive           June 7, 1996
 ......................................   Officer; Director (principal
         Macon F. Brock, Jr.             executive officer)

/s/ H. RAY COMPTON                      Executive Vice President and            June 7, 1996
 ......................................   Chief Financial Officer;
            H. Ray Compton               Director (principal financial
                                         and accounting officer)

              *                         Vice Chairman; Director                 June 7, 1996
 ......................................
            John F. Megrue

              *                         Director                                June 7, 1996
 ......................................
            Allan W. Karp

              *                         Director                                June 7, 1996
 ......................................
       Thomas A. Saunders, III

 ......................................  Director
           Alan L. Wurtzel

 ......................................  Director
             Frank Doczi


                                             *By /s/ MACON F. BROCK, JR.
                                                 -----------------------
                                                 Macon F. Brock, Jr.
                                                 Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
   NO.                                   DESCRIPTION                                  PAGE NO.
- ---------  ------------------------------------------------------------------------   --------
      1.1  --Form of Underwriting Agreement
 *    2.1  --Agreement for Purchase and Sale of Stock dated September 24, 1993 among J. Douglas Perry, Patricia W. Perry, Macon F. Brock, Jr., Joan
             P. Brock, H. Ray Compton and The SK Equity Fund, L.P.
 **   2.2  --Amended and Restated Stockholders Agreement effective March 13, 1995 among the Company, John F. Megrue, Thomas A. Saunders, III, and
             certain shareholders
 *    2.3  --Securities Purchase Agreement dated September 30, 1993 among the
             Company, J. Douglas Perry, Patricia W. Perry, Macon F. Brock, Jr.,
             Joan P. Brock, H. Ray Compton, John F. Megrue, Thomas A. Saunders,
             III, Allan W. Karp, Christopher K. Reilly, and The SK Equity Fund,
             L.P., and the First Amendment thereto
 ***  2.4  --Agreement for Purchase and Sale of Stock dated as of January 16, 1996 between the Company and Michael N. Alper and Pamela J. Alper
 **   4.1  --Amended and Restated Stockholders Agreement (See Exhibit 2.2)
 *    4.2  --Third Restated Articles of Incorporation of the Company
 *    4.3  --Second Restated Bylaws of the Company
 *    4.4  --Form of Specimen Certificate representing the Company's Common Stock,
             $.01 par value per share
 **** 5.1  --Opinion of Hofheimer, Nusbaum, McPhaul & Samuels, a Professional
             Corporation, regarding the legality of the securities being registered
 ****23.1  --Consent of Hofheimer, Nusbaum, McPhaul & Samuels, a Professional
             Corporation (included in Exhibit 5.1 hereto)
     23.2  --Consent of KPMG Peat Marwick LLP, independent accountants
     23.3  --Consent of Arthur Andersen, LLP independent accountants
 ****24.1  --Power of Attorney (included in Part II of the Registration Statement)


- ------------

   * Incorporated by reference to the Company's Registration Statement on Form S-1, No. 33-88502.

  ** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

 *** Incorporated by reference to the Company's Current Report on Form 8-K dated
     February 14, 1996.


**** Previously filed in the Company's Registration Statement on Form S-3, No.
     333-04391.